Filed pursuant to Rule 424(b)(1)
Registration No. 333-122215

55,000,000 Shares

THE DIRECTV GROUP, INC.

Common Stock

The General Motors Special Hourly Employees Pension Trust, the General Motors Special Salaried Employees Pension Trust and the Sub-Trust of the General Motors Welfare Benefit Trust are offering 55,000,000 shares of common stock. The DIRECTV Group, Inc. will not receive any of the proceeds from the sale of shares in the offering.

The common stock is listed on the New York Stock Exchange under the symbol “DTV”. The last reported sale price of the common stock on February 10, 2005 was $15.29 per share.

See “Risk Factors” on page 9 to read about factors you should carefully consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$15.2900	$840,950,000
Underwriting discount	$0.4358	$23,969,000
Proceeds, before expenses, to the selling stockholders	$14.8542	$816,981,000

To the extent that the underwriters sell more than 55,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 5,500,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on February 16, 2005.

Goldman, Sachs & Co.	Morgan Stanley

Citigroup	Credit Suisse First Boston	JPMorgan

Prospectus dated February 10, 2005.

PROSPECTUS SUMMARY

This summary highlights selected information about us and the material terms of the offering. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains and incorporates forward-looking statements that involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and elsewhere in this prospectus. Unless the context otherwise requires, references to “DTV,” “DIRECTV,” “we,” “our” and “us” refer to The DIRECTV Group, Inc. and its consolidated subsidiaries and references to “our consolidated financial statements” refers to the consolidated financial statements of The DIRECTV Group, Inc. filed with the Current Report on Form 8-K, that we filed with the Securities and Exchange Commission on September 10, 2004. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

We are a leading provider of digital television entertainment in the United States and Latin America. Our businesses, which are differentiated by their products and services as well as geographic location, are DIRECTV U.S. and DIRECTV Latin America, which are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial customers, and Hughes Network Systems, which is a provider of satellite-based private business networks and broadband Internet access.

From 1985 to 2003, we were a wholly-owned subsidiary of General Motors Corporation, or GM. On December 22, 2003, we, GM and News Corporation completed a series of transactions that resulted in our split-off from GM and the acquisition of 34% of our common stock by Fox Entertainment Group, Inc., or Fox Entertainment, a subsidiary of News Corporation. Those transactions also resulted in significant changes in our senior management and board of directors.

Since the close of those transactions, we have focused our business on maximizing the operating and financial performance of our direct-to-home, or DTH, digital television services. In 2004, we announced and substantially completed a restructuring of our company from a corporate conglomerate to a company focused on our DTH businesses. Our goal is to provide the best television experience to our customers and we will continue our focus on providing our customers compelling and differentiated content, a technologically advanced DTH satellite platform and superior customer service.

The following is a description of our businesses:

•	DIRECTV U.S. DIRECTV U.S. is the largest provider of DTH digital television services and the second largest provider in the multi-channel video programming distribution, or MVPD, industry in the United States. As of December 31, 2004, DIRECTV U.S. had approximately 13.94 million subscribers in the United States. Whenever we refer to DIRECTV U.S. in this prospectus, we are referring to DIRECTV Holdings LLC and its subsidiaries, all of which are wholly owned by us.

•

DIRECTV Latin America.    DTVLA is a leading provider of DTH digital television services throughout Latin America. As of December 31, 2004, DTVLA had approximately 1.65 million subscribers located in 28 countries throughout the region of which 91% are located in Brazil, Mexico, Venezuela, Argentina and Puerto Rico. Whenever we refer to DTVLA in this prospectus, we are referring to a group of companies that combine to provide the DIRECTV® service throughout Latin America. The most significant DTVLA company includes DIRECTV Latin America, LLC, or DLA LLC, which was approximately 86% owned by us as of December 31, 2004. On October 11, 2004, we announced a series of transactions with News Corporation, Grupo Televisa, S.A., Globo Comunicacoes e Participacoes S.A., and Liberty Media International, Inc., which we refer to as the Sky Transactions. The Sky Transactions are designed to consolidate our DTH platforms with those of Sky Latin America in each of the major territories served in that region. In the aggregate, we are paying approximately $580 million in cash for the equity stake in the Sky platforms. See “Business—DIRECTV Latin America” for more information related to these transactions.

•	Network Systems. Hughes Network Systems, or HNS, constitutes our Network Systems segment. HNS is a leader in the market for satellite-based private business networks (commonly known as VSATs) and consumer broadband Internet access marketed under the DIRECWAY® brand. On December 6, 2004, we announced an agreement to contribute substantially all of the remaining assets of HNS to a new entity. We will retain a 50% interest in the new company and receive approximately $251 million in cash, which is subject to closing adjustments, and 300,000 shares of common stock of our new partner. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Events Affecting the Comparability of our Results of Operations—Strategic Developments” for more information related to these transactions.

Key Strengths

DIRECTV U.S. is our principal business and is characterized by the following key strengths:

•	Large Subscriber Base. DIRECTV U.S. is the largest DTH digital television services provider and the second largest MVPD provider in the United States, in each case based on the number of subscribers. DIRECTV U.S. believes that its large subscriber base provides it with the opportunity to obtain programming on favorable terms and secure unique and exclusive programming. DIRECTV U.S. also believes that its large subscriber base contributes to achieving other economies of scale in areas such as DIRECTV system equipment purchasing, customer service and broadcast operations.

•	Leading Brand Name. Over 85% of consumers in the United States are aware of the DIRECTV service. DIRECTV U.S. believes the strength of its brand is an important factor in its ability to attract new customers. In addition, DIRECTV U.S. believes its recognized brand name enhances its ability to secure strategic alliances with programmers, distributors and other technology and service providers.

•	High-Quality Digital Picture and Sound. DIRECTV U.S.’s video and audio programming is 100% digitally delivered, providing customers with digital-quality video pictures and CD-quality sound. We believe this compares favorably with cable providers that continue to offer popular programming in an analog format and only offer a limited selection of digital channels for an additional fee.

•	Substantial Channel Capacity and Programming Content. As a result of its significant channel capacity, DIRECTV U.S. believes it is able to deliver to its customers one of the widest selections of local and national programming available today in the United States, including exclusive programming such as the NFL SUNDAY TICKET™ package and international programming such as the DIRECTV PARA TODOS® service, which is designed for Spanish-speaking customers in the United States.

•	Superior Customer Service. DIRECTV U.S. has attained top rankings in customer satisfaction studies for its industry, including being ranked #1 among satellite and cable TV companies for the last 3 years according to the American Customer Satisfaction Index conducted by the University of Michigan. DIRECTV U.S. believes that providing high-quality customer service is an important element in minimizing its subscriber disconnection, or churn rate, and attracting new subscribers.

•	Valuable Orbital Slots and Satellite-Based Technology. DIRECTV U.S. believes its regulatory authorization to use desirable orbital slots and broadcast spectrum helps sustain its position as one of the leading companies in the MVPD industry. The Federal Communications Commission, or FCC, has designated three direct broadcast satellite, or DBS, orbital slots in the Ku-Band spectrum that provide full coverage across the 48 contiguous states of the United States, often referred to as “CONUS” coverage. Within these three orbital slots, there are 96 assigned DBS frequencies. DIRECTV U.S. holds licenses to broadcast its services from 46 of these 96 DBS frequencies. In addition, we hold licenses in the Ka-Band spectrum in three CONUS orbital slots which we intend to use primarily for the broadcast of high-definition programming.

DIRECTV U.S.’s satellite-based service provides it with many advantages over ground-based cable television services, including the ability to distribute hundreds of channels to millions of recipients nationwide with minimal incremental infrastructure cost per additional subscriber, comprehensive coverage to areas with low population density in the United States and the ability to quickly introduce new services to a large number of customers.

•	Association with a Leading Global Media Company. With News Corporation, a leading global media company, owning 34% of our outstanding common stock, DIRECTV U.S. is associated with a company that has unrivaled experience in developing and managing successful pay-television platforms around the world. DIRECTV U.S. believes that its association with News Corporation will continue to improve its competitive position and growth prospects.

Business Strategy

DIRECTV U.S.’s overall goal is to provide customers with the best television experience in the United States. Its strategy focuses on offering its customers differentiated and exclusive content, attaining leadership in technology and enhancing its sales and marketing, distribution and customer service.

•	Offer Differentiated and Exclusive Content. To fulfill its goal, DIRECTV U.S. believes it must have an extensive collection of valuable programming services. In addition to offering differentiated and exclusive content, DIRECTV U.S. will improve its programming service by expanding its high-definition television, or HDTV, programming, introducing new interactive services, continuing to distribute local channel programming to additional markets, enhancing its new electronic program guide and expanding its international programming. For example, in November 2004, DIRECTV U.S. announced an agreement with the National Football League to extend its exclusive rights to carry the NFL SUNDAY TICKET package through the 2010 season. In addition, DIRECTV U.S. gained the right to develop and significantly expand the package and expects to introduce innovative new features, interactive services and expanded programming for NFL SUNDAY TICKET package subscribers.

•	Technology Leadership. DIRECTV U.S. believes that technological leadership will be important to its ability to introduce services that are easy to use and customer-friendly and also reduce costs. DIRECTV U.S. believes that advancements in its technology will lead to more standardized set-top receivers, enhanced digital video recorders, or DVRs, expanded high-definition programming, a whole-house entertainment solution, improved channel compression and reduced signal theft.

•	Enhanced Sales and Marketing, Customer Service and Distribution. DIRECTV U.S. also intends to drive subscriber growth by continuing to expand its distribution while enhancing its sales and marketing along with customer service.

Recent Developments

On January 27, 2005, we announced our full year and fourth quarter 2004 results. For the fiscal year ended December 31, 2004, we reported total revenues of $11.4 billion compared to $9.4 billion for the fiscal year ended December 31, 2003. In addition, for the fiscal year ended December 31, 2004, we reported an operating loss of $2.1 billion and a net loss of $1.9 billion as compared with an operating loss of $138 million and a net loss of $362 million in 2003. For the quarter ended December 31, 2004, we reported total revenues of $3.4 billion compared to $2.8 billion for the quarter ended December 31, 2003. In addition, for the quarter ended December 31, 2004, we reported an operating loss of $437 million and a net loss of $283 million as compared with an operating loss of $177 million and a net loss of $310 million in the same period in 2003. Included in the fourth quarter 2004 operating loss is a $217 million pre-tax charge for the pending sale of HNS and a $45 million pre-tax charge related to the ongoing shut-down of DTVLA’s Mexican operations.

DIRECTV U.S. reported total revenues of $9.8 billion for the fiscal year ended December 31, 2004 compared to $7.7 billion for the fiscal year ended December 31, 2003. In addition, for the fiscal year ended December 31, 2004, DIRECTV U.S. reported an operating profit of $22 million and a net loss of $420 million as compared with an operating profit of $459 million and net income of $164 million in the same period last year. DIRECTV U.S.’s gross subscriber additions increased by 21% to 1.1 million in the fourth quarter of 2004 compared with 908,000 in the same quarter of 2003. In addition, DIRECTV U.S. added 444,000 net subscribers in the fourth quarter of 2004, which represents an increase of 23% over the same period in 2003.

For additional information about our full year and fourth quarter 2004 results, please see our Current Report on Form 8-K furnished to the Securities and Exchange Commission on January 27, 2005 and incorporated by reference in this prospectus.

In connection with a review of our periodic filings, the SEC staff made inquiries concerning various accounting matters disclosed in our Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2004. Specifically, the SEC staff asked us to provide additional information regarding aspects of our accounting treatment for the NRTC, Pegasus and Thomson transactions in the second quarter of 2004 and the $1,466 million write-down of our SPACEWAY assets in the third quarter of 2004. We provided the additional information requested by the SEC staff. In February 2005 we received a letter from the SEC advising that they have completed their review. No changes to our accounting for the transactions reviewed resulted from the SEC inquiry.

Our principal executive office is located at 2250 East Imperial Highway, El Segundo, California 90245 and our telephone number is (310) 964-5000. Our executive offices in New York are located at 1211 Avenue of the Americas, 6th Floor, New York, New York 10036 and our telephone number is (212) 462-5000. Our website address is www.directv.com. Our website, and the information contained in our website, is not a part of this prospectus.

DIRECTV®, SPACEWAY™, DIRECTV PARA TODOS®, DIRECTV HOME SERVICES™, DIRECTV Active™, DIRECWAY®, DIRECTV–The Guide® and the DIRECTV Cyclone Logo are trademarks of The DIRECTV Group, Inc. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective holders.

The Offering

Shares of common stock offered by the selling stockholders	55,000,000 shares

Shares of common stock to be outstanding before and after this offering(1)	1,385,839,809 shares

Price per share of common stock	$15.29 per share

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered by this prospectus. See “Use of Proceeds.”

Listing	The outstanding shares of common stock are listed on the New York Stock Exchange (the “NYSE”).

NYSE symbol	DTV

Risk factors	See “Risk Factors” on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)	Includes shares of common stock issued and outstanding as of February 7, 2005.

Summary Historical Consolidated Financial and Other Data

You should read the following financial information together with the information under “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the notes to those statements and our unaudited consolidated financial statements for the nine months ended September 30, 2004 from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 incorporated by reference in this prospectus.

The following tables present our summary consolidated statements of income for the years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2004 and 2003, and our consolidated balance sheet data as of December 31, 2003 and 2002 and September 30, 2004. The consolidated balance sheet data as of December 31, 2003 and 2002 and the consolidated statements of income data for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated financial data as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 were derived from our unaudited consolidated financial statements incorporated by reference in this prospectus from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. These unaudited consolidated financial statements include all adjustments necessary (consisting of normal recurring items) for a fair presentation of the financial condition and results of operations for those periods. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2004.

On February 28, 2003, we completed the shut-down of the DIRECTV Broadband high-speed Internet service business. On August 20, 2004, we completed the sale of our approximately 80.4% interest in PanAmSat Corporation, or PanAmSat, and during the fourth quarter of 2004, we completed the sale of our approximately 55% ownership interest in Hughes Software Systems Limited, or HSS. As a result, the financial results for those businesses are treated as discontinued operations. Revenues, operating costs and expenses, and other non-operating results for DIRECTV Broadband, PanAmSat and HSS are excluded from our results from continuing operations for all periods presented herein.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2002	2001	2004	2003
	(in millions, except per share amounts)
Consolidated Statements of Income Data:
Revenues	$9,372.2	$8,185.4	$7,498.3	$7,997.9	$6,617.9
Total operating costs and expenses(1)	9,509.7	8,595.0	8,293.0	9,671.9	6,578.2
Operating profit (loss)	(137.5)	(409.6)	(794.7)	(1,674.0)	39.7
Loss from continuing operations before cumulative effect of accounting changes	(375.3)	(114.9)	(565.2)	(768.0)	(68.0)
Net loss	(361.8)	(893.8)	(621.6)	(1,660.7)	(52.3)
Net loss attributable to common stockholders	(361.8)	(940.7)	(718.0)	(1,660.7)	(52.3)

Basic and Diluted Loss Per Common Share:
Loss from continuing operations before cumulative effect of accounting changes	$(0.27)	$(0.12)	$(0.51)	$(0.56)	$(0.05)
Net loss(2)	(0.26)	(0.70)	(0.55)	(1.20)	(0.04)
Weighted average number of common shares outstanding (millions)(3)	1,382.5	1,343.1	1,300.0	1,384.6	1,382.2

	At December 31,		At September 30, 2004
	2003	2002
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,720.1	$324.4	$3,308.7
Total current assets	10,356.2	9,690.9	5,030.7
Total assets	18,978.0	17,916.5	14,327.7
Long-term debt	2,434.8	40.0	2,408.5
Total stockholders’ equity	9,631.1	9,977.1	7,768.6

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2002	2001	2004	2003
	(in millions)
Other Data:
Net cash flows provided by (used in) operating activities	$798.0	$698.3	$(167.4)	$92.1	$574.6
Net cash flows provided by (used in) investing activities	(739.9)	1,066.2	(1,527.2)	1,695.1	(435.7)
Net cash flows provided by (used in) financing activities	1,767.1	(1,524.9)	764.2	(198.6)	2,072.7
Depreciation and amortization	754.9	676.7	686.0	556.7	566.4
Capital expenditures	747.4	954.5	1,395.3	763.7	388.2

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2002	2001	2004	2003

DIRECTV U.S. Subscriber Data:
Total number of subscribers at the end of period (000’s)(4)	12,212	11,176	10,335	13,496	11,852
Average monthly revenue per subscriber (ARPU)(5)	$63.92	$59.77	$58.74	$65.02	$61.24
Average monthly subscriber churn(6)	1.51%	1.63%	1.84%	1.50%	1.54%
Average subscriber acquisition costs per subscriber (SAC)(7)	$593	$542	$571	$634	$575

(1)	During the third quarter of 2004, management determined that an impairment charge related to the assets of the SPACEWAY program was required. The impairment charge was recorded as a $1,466 million pre-tax charge to operating costs and expenses ($903 million after-tax) during the third quarter of 2004.
(2)	Basic loss per common share, or EPS, is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS considers the effect of common equivalent shares, which are excluded from the computation in loss periods as their effect would be anti-dilutive. Our existing common equivalent shares consist entirely of common stock options and restricted stock units issued to employees.
(3)	For purposes of calculating EPS, the weighted average number of common shares outstanding is calculated using the number of our common shares outstanding from December 23, 2003 to September 30, 2004 and the number of shares in the GM Class H Dividend Base prior to December 23, 2003. The GM Class H Dividend Base is equal to the number of shares of GM Class H common stock which, if issued and outstanding, would have represented 100% of the tracking stock interest in our earnings. GM Class H common stock was a “tracking stock” of GM designed to provide holders with financial returns based on our financial performance. Holders of GM Class H common stock had no direct rights in our equity or assets, but rather had rights in the equity and assets of GM (which included 100% of our common stock).
(4)

The total number of DIRECTV U.S. subscribers includes DIRECTV U.S. owned and operated subscribers and customers of the National Rural Telecommunications Cooperative’s, or NRTC’s, members and affiliates who subscribe to the DIRECTV service. DIRECTV U.S. subscribers include only those subscribers who are actively subscribing to the DIRECTV service, including seasonal subscribers and subscribers who are in the process of relocating. As a result of the transactions with the

NRTC and Pegasus Satellite Television, Inc., or Pegasus, at September 30, 2004, DIRECTV U.S. owned and operated subscribers include the former customers of the NRTC’s members and affiliates. For more information on how DIRECTV U.S. calculates the average number of owned and operated subscribers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003—DIRECTV U.S. Segment—Description of Key Terminology of the DIRECTV U.S. Segment.”

(5)	DIRECTV U.S. calculates ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by average DIRECTV U.S. owned and operated subscribers for the period.
(6)	Average monthly subscriber churn represents the number of DIRECTV U.S. subscribers whose service is disconnected, expressed as a percentage of the average total number of DIRECTV U.S. subscribers. DIRECTV U.S. calculates average monthly subscriber churn by dividing the average monthly number of disconnected DIRECTV U.S. owned and operated subscribers for the period (total subscribers disconnected during the period divided by the number of months in the period) by average DIRECTV U.S. owned and operated subscribers for the period.
(7)	DIRECTV U.S. calculates SAC, which represents total subscriber acquisition costs stated on a per new subscriber added basis, by dividing total subscriber acquisition costs for a period (the sum of subscriber acquisition costs reported for third party customer acquisitions and direct customer acquisitions) by the number of gross new owned and operated subscribers acquired during the period, including the 76,000 subscribers that DIRECTV U.S. acquired in the NRTC territories during the third quarter of 2004.

RISK FACTORS

Any investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information included or incorporated by reference in this prospectus before buying shares of our common stock.

Risks Related to Our Business

The DIRECTV Group, Inc.

We cannot be certain that we will achieve or sustain profitability.

We have sustained significant losses and have significant amounts of debt. If we do not have sufficient income or other sources of cash, it could affect our ability to service debt and pay other obligations. We experienced a net loss in 2004, and could continue to experience net losses for years subsequent to 2004 for the reasons described elsewhere in this prospectus.

Our results of operations are dependent on those of our subsidiaries.

The DIRECTV Group is a holding company and its primary assets are cash and cash equivalents and the capital stock and other interests in its subsidiaries. As a consequence, our financial condition is dependent upon the earnings of these subsidiaries. The ability of our subsidiaries to generate cash flow from operations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of their control.

Our principal stockholder has significant influence over our management and actions requiring stockholder approval.

News Corporation, through its subsidiary Fox Entertainment, holds 34% of the issued and outstanding shares of our common stock. K. Rupert Murdoch, Chairman and Chief Executive of News Corporation, is the Chairman of our board of directors, and Chase Carey, who is currently a director of and was formerly employed by News Corporation, is our President and Chief Executive Officer and a member of our board of directors. Additionally, two current News Corporation executives are also members of our board of directors. As a result, News Corporation has significant influence relating to our management and actions that require stockholder approval. The interests of News Corporation may differ from the interests of other holders of our common stock. The extent of News Corporation’s stock ownership in us also may have the effect of discouraging offers to acquire control of us and may preclude holders of our common stock from receiving any premium above market price for their shares that may be offered in connection with any attempt to acquire control of us.

Our business depends on the performance of our senior executives.

Our business depends on the efforts, abilities and expertise of our Chairman of the Board and other senior executives. These individuals are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel and identifying business opportunities. The loss of one or more of these key individuals could impair our business and development until qualified replacements are found. We cannot assure you that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have employment agreements with certain of these individuals, we could not prevent them from terminating their employment with us. We do not maintain key man life insurance on any of these individuals.

Potential indemnification liabilities to GM could materially adversely affect us.

We have agreed to indemnify GM and its affiliates against certain liabilities for taxes resulting from our split-off from GM if the taxes arise from our actions or our failure to act following the split-off that causes such transaction to be taxable to GM. If we are required to indemnify GM under the circumstances set forth in the stock purchase agreement relating to the split-off transaction, we may be subject to substantial liabilities. This indemnification is not subject to any cap or maximum amount. In the consent solicitation statement of GM dated August 21, 2003 related to the split-off, GM estimated that, based on our fair market value on August 18, 2003 and subject to the qualifications and limitations described in such statement, its taxable gain on the distribution of our outstanding common stock would exceed $8.7 billion if the split-off failed to qualify as a tax-free transaction. However, GM also disclosed that the actual amount of gain, and the amount of tax payable by GM on that gain, could not be determined at that time due to a number of factors that could not then be determined. We are unable to quantify the gain to GM or potential tax payable by it if the split-off failed to qualify as a tax-free transaction.

DIRECTV U.S.

We compete with other multi-channel video programming distributors which could materially adversely affect our ability to grow and increase earnings.

We compete in the MVPD industry against cable television and other land-based and satellite-based system operators with service offerings including video and audio programming, data and entertainment services and telephony service. Some of these competitors have greater financial, marketing and other resources than we do. Our ability to maintain or increase earnings will depend, in part, upon our ability to compete with these other operators.

Some cable television operators have large, established customer bases and many cable operators have significant investments in, and access to, programming. According to the National Cable & Telecommunications Association, as of the end of 2004, 108 million of the 110 million U.S. television households, or 97%, are passed by cable. Of the 110 million U.S. television households, approximately 74 million, or 67%, are currently subscribers to cable. Cable television operators have advantages relative to us, including or as a result of:

•	being the incumbent MVPD operator with an established customer base in the territories in which we compete;

•	bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, or with efficient two-way high-speed Internet access or telephone service on upgraded cable systems;

•	having greater bandwidth capacity to deliver programming or services beyond that which our satellite capacity currently allows; and

•	having the ability to provide certain local and other programming, including high-definition programming, in a larger number of geographic areas.

In addition, cable television operators have grown their subscriber base through the acquisition of cable systems. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, regional Bell operating companies, or RBOCs, and others may result in providers capable of offering bundled cable television and telecommunications services in competition with our services. Various RBOCs have also announced that they intend to deploy fiber optic lines directly to customers’ homes or neighborhoods in order to deliver video services, which would compete with our services. It is uncertain whether we will be able to increase our satellite capacity, offer a significant level of new services in existing markets in which we compete or expand to additional markets as may be necessary to compete effectively.

As a result of these and other factors, we may not be able to continue to expand our subscriber base or compete effectively against cable television or other MVPD operators in the future.

We depend on the Communications Act for access to cable-affiliated programming.

We purchase a substantial percentage of our programming from programmers that are affiliated with cable system operators. Currently, under certain provisions of the Federal Communications Act of 1934, as amended, which we refer to in this prospectus as the Communications Act, governing access to programming, cable-affiliated programmers generally must sell and deliver their programming services to all multi-channel video programming distributors on non-discriminatory terms and conditions. The Communications Act and the FCC rules also prohibit certain types of exclusive programming contracts involving programming from cable-affiliated programmers.

Any change in the Communications Act or the FCC’s rules that would permit programmers that are affiliated with cable system operators to refuse to provide such programming or to impose discriminatory terms or conditions could materially adversely affect our ability to acquire programming on a cost-effective basis, or at all. The Communications Act prohibitions on certain cable industry exclusive contracting practices with cable-affiliated programmers are scheduled to expire in October 2007 and may not be renewed or extended.

In addition, certain cable providers have denied us and other multi-channel video programming distributors access to a limited number of channels created by programmers with which the cable providers are affiliated. The cable providers have asserted that they are not required to provide such programming due to the manner in which that programming is distributed, which they argue is not covered by the program access provisions of the Communications Act. Challenges to this interpretation of the Communications Act have not been successful, and we may continue to be precluded from obtaining a limited amount of programming that is created by entities affiliated with cable providers, which in turn could materially adversely affect our ability to compete in regions serviced by those cable providers.

Carriage requirements may negatively affect our ability to deliver local broadcast stations, as well as other aspects of our business.

In 1999, Congress adopted the Satellite Home Viewer Improvement Act, or SHVIA. This statute imposes a so-called must-carry obligation, which generally requires us to carry all of the local broadcast stations requesting carriage in a timely and appropriate manner in markets in which we choose to retransmit the signals of local broadcast stations, subject to certain limited exceptions. In December 2004, SHVIA was amended by the Satellite Home Viewer Extension and Reauthorization Act of 2004, or SHVERA. We refer to SHVIA, as amended, as SHVERA.

To the extent that SHVERA requires us to carry programming, such carriage uses up more of our limited satellite capacity and makes such capacity unavailable for other potential uses. Pending and future FCC rulemaking and complaint proceedings as well as judicial decisions may expand our must-carry obligations. For example, the FCC is currently assessing whether cable operators, and possibly DBS operators, must engage in “dual carriage” of local broadcast signals as these broadcasters upgrade their analog signals to digital transmission. In addition, the FCC is assessing the degree to which satellite carriers are capable of carrying high-definition programming signals, or multicast digital standard-definition channels, of local broadcasters, and the extent to which the Communications Act requires mandatory carriage of such signals. Imposition of any such additional requirements would use up more of our limited satellite capacity and may constrain our operations.

Several must-carry complaints by broadcasters have been filed against us at the FCC and in federal district court alleging that we have improperly refused to carry programming. We cannot be sure that the FCC or a federal court will not rule against us in those proceedings. Adverse rulings against us in such proceedings have resulted and could continue to result in the carriage of additional stations in those markets, thereby using additional satellite capacity.

SHVERA permits satellite retransmission of distant network stations (those that originate outside of a satellite subscriber’s local television market) to “unserved households,” e.g., households that cannot receive, over the air, a signal of sufficient intensity from a local station affiliated with the same network. However, as of December 2004, if we provide local programming in a particular local market, we will not be permitted to retransmit distant network stations to new customers in that market. The FCC’s interpretation and enforcement of, as well as judicial decisions interpreting and enforcing SHVERA, could hamper our ability to retransmit distant network signals (originating in both analog and digital formats), reduce the number of our existing or future customers that can qualify for receipt of these signals, impose costs on us in connection with the process of complying with the rules, or subject us to fines, monetary damages or injunctions.

We depend on others to produce programming, and programming costs are increasing.

We depend on third parties to provide us with programming services, including third parties controlled by competitors. Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and deliver it to our customers at competitive prices. Our programming agreements generally have remaining terms ranging from less than one to up to ten years and contain various renewal and cancellation provisions. We may not be able to renew these agreements on favorable terms, or at all, or these agreements may be cancelled prior to expiration of their original terms. If we are unable to renew any of these agreements or the other parties cancel the agreements, we may not be able to obtain substitute programming, and even if obtained such substitute programming may not be comparable in quality or cost to our existing programming.

In addition, many of our programming agreements contain annual price increases. Also, when offering new programming, or upon expiration of existing contracts, programming suppliers have historically increased the rates they charge us for programming, increasing our costs. We expect this practice to continue. Increases in programming costs could cause us to increase the rates that we charge our customers, which could in turn cause customers to terminate their subscriptions or potential new customers to refrain from subscribing to our service. Furthermore, we may be unable to pass programming costs on to our customers, which could have a material adverse effect on our earnings or cash flow.

Increased subscriber acquisition costs could materially adversely affect our financial performance.

We incur costs relating to customers acquired by us and customers acquired through third-parties. These costs are known as subscriber acquisition costs. For instance, we provide installation incentives to our retailers to enable them to offer standard professional installation as part of the customer’s purchase of a DIRECTV® System. A DIRECTV System includes the receiving equipment which consists of a small receiving satellite dish antenna, a digital set-top receiver and a remote control. In addition, we pay commissions to retailers so they can offer a DIRECTV System at a lower cost to the consumer. Our subscriber acquisition costs may materially increase to the extent we continue or expand current sales promotion activities or introduce other more aggressive promotions, or due to increased competition. Any material increase in subscriber acquisition costs from current levels would negatively impact our earnings and could materially adversely affect our financial performance.

Increased subscriber churn or subscriber upgrade or retention costs could materially adversely affect our financial performance.

Turnover of customers in the form of subscriber service cancellations, or churn, has a significant financial impact on the results of operations of any subscription television provider, including us, as does the cost of upgrading and retaining customers. Any increase in our upgrade, retention and other marketing costs for our existing customers may adversely affect our financial performance or cause us to increase our subscription rates, which could increase churn. Churn may also increase due to factors beyond our control, including a slowing economy, significant signal theft, a maturing subscriber base and competitive offers. Any of the risks described in this prospectus that potentially has a material adverse impact on our cost or service quality or that could result in higher prices for our customers could also, in turn, cause an increase in churn and consequently have a material adverse effect on our earnings.

Satellite programming signals have been stolen and may be stolen in the future, which could result in lost revenues and would cause us to incur incremental operating costs that do not result in subscriber acquisition.

The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe and are authorized to view it. The conditional access system uses, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent that conditional access technology. However, theft of cable and satellite programming has been widely reported, and the access or “smart” cards used in our conditional access system have been compromised in the past and could be further compromised in the future.

We have undertaken various initiatives with respect to our conditional access system to further enhance the security of the DIRECTV signal. To help combat signal theft, we are currently providing our customers with more advanced access cards that we believe significantly enhance the security of our signal. However, we cannot guarantee that the new card will prevent the theft of our satellite programming signals. Furthermore, there can be no assurance that we will succeed in developing the technology we need to effectively restrict or eliminate signal theft. If we cannot promptly correct a compromise of our conditional access technology, our revenue and our ability to contract for video and audio services provided by programmers could be materially adversely affected. In addition, our operating costs could increase if we attempt to implement additional measures to combat signal theft.

Construction delays on satellites could materially adversely affect our revenues and earnings.

A key component of our business strategy is our ability to expand our offering of new programming and services, including increased local and high-definition programming. In order to accomplish this goal, we need to construct and launch new satellites. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, periodic unavailability of reliable launch opportunities, and delays in obtaining regulatory approvals. A significant delay in the future delivery of any satellite would materially adversely affect the marketing plan for, or use of, the satellite and thus could materially adversely affect our anticipated revenues and earnings. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. Certain delays in satellite construction could also jeopardize a satellite authorization that is conditioned on timely construction and launch of the satellite.

Our satellites are subject to significant launch and operational risks.

Satellites are subject to significant operational risks relating to launch and while in orbit. Launch risks include launch failure, incorrect orbital placement or improper commercial operation. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 30 months, and obtain other launch opportunities. The overall historical loss rate in our industry for all launches of commercial satellites in fixed orbits in the last five years is estimated to be 5% but may be higher. Any significant delays or failures in successfully launching and deploying our satellites could materially adversely affect our ability to generate revenues. While we have traditionally purchased insurance covering the launch and, in limited cases, operation of our satellites, such policies typically cover the loss of the satellite itself and not the business interruption or other associated direct and indirect costs.

In-orbit risks include malfunctions, commonly referred to as anomalies, and collisions with meteoroids, decommissioned spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. We work closely with our satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of critical components in the satellites as well as having back-up satellite capacity. However, we cannot assure you that we will not experience anomalies in the future, nor can we assure you that our backup satellite capacity will be sufficient for our business purposes. Any single anomaly or series of anomalies could materially adversely affect our operations and revenues and our relationships with current customers, as well as our ability to attract new customers for our satellite services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or back-up satellites and potentially reducing revenues if service is interrupted. Finally, the occurrence of anomalies may materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are currently covered by existing insurance policies, others are not now covered or may not be covered in the future. For a discussion of specific anomalies related to our satellite fleet, see “Business—DIRECTV U.S.—Infrastructure.”

Our ability to earn revenue also depends on the usefulness of our satellites. Each satellite has a limited useful life. A number of factors affect the useful life of a satellite, including, among other things:

•	the design;

•	the quality of its construction;

•	the durability of its component parts;

•	any required movement, temporary or permanent, of the satellite;

•	the ability to continue to maintain proper orbit and control over the satellite’s functions; and

•	the remaining on-board fuel following orbit insertion.

Generally, the minimum design life of the satellites in our fleet is 12 years. The actual useful lives of the satellites may, however, be shorter, in some cases significantly. Our operating results could be adversely affected if the useful life of any of our satellites were significantly shorter than 12 years.

In the event of a failure or loss of any of our satellites, we may relocate another satellite and use it as a replacement for the failed or lost satellite. In the event of a complete satellite failure, our services provided via that satellite could be unavailable for several days while its backup in-orbit satellites are repositioned and services are moved. We are not insured for any resultant lost revenues. The use of backup satellite capacity for our programming may require us to discontinue some programming services due to potentially reduced capacity on the backup satellite. Any relocation of our satellites would require prior FCC approval and, among other things, a showing to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. Such FCC approval may not be obtained.

The cost of obtaining commercial insurance coverage on certain of our satellites, or the loss of a satellite that is not insured, could materially adversely affect our earnings.

We use in-orbit and launch insurance to mitigate the potential financial impact of satellite fleet in-orbit and launch failures unless the premium costs are considered uneconomical relative to the risk of satellite failure. When insurance is obtained, it generally covers the book value of covered satellites.

Although the insurance generally does not compensate for business interruption or loss of future revenues or customers, we rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact of satellite failure on our ability to provide service.

The price, terms and availability of insurance fluctuate significantly. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and satellite health-related policy exclusions.

Any launch vehicle failure, or loss or destruction of any of our satellites for which we do not have commercial insurance coverage could have a material adverse effect on our financial condition and results of operations, our ability to comply with FCC regulatory obligations and our ability to fund the construction or acquisition of replacement satellites in a timely fashion, or at all.

Our ability to keep pace with technological developments is uncertain.

In the MVPD industry, changes occur rapidly as new technologies are developed, which could cause our services and products that deliver our services to become obsolete. We may not be able to keep pace with technological developments. If the new technologies on which we intend to focus our investments fail to achieve acceptance in the marketplace, we could suffer a material adverse effect on our future competitive position, which could cause a reduction in our revenues and earnings. For example, our competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development by us or any of our strategic partners could become obsolete prior to its introduction.

In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for the services of these employees is vigorous. We cannot assure you that we will be able to continue to attract and retain these employees.

In some instances, we also rely on third parties, over which we have little or no control, to develop new technologies for us. Their failure to perform their obligations in a timely or competent manner may have an adverse effect on our ability to generate revenues from those new products. For example, our current and near-term marketing efforts are focused on promoting set-top boxes including DVR technology. The DVR market is intensely competitive and subject to rapid technological change. In the future, our competitors may be able to offer DVRs with greater functionality and ease of use than we can provide. We currently depend primarily on TiVo Inc. for DVR technology and there is a limited number of third parties who manufacture, distribute and supply critical components and services for these units. We plan on expanding our DVR offering to include technologies from third parties. We cannot be sure that these third parties will be able to meet our demand for DVRs or be able to respond to technological developments.

New technologies could also create new competitors to DIRECTV. Entities such as RBOCs, which are likely to have greater resources than we do, are implementing and supporting digital video compression over existing telephone lines. While these entities are not currently providing multichannel video distribution on a significant basis, many have the capabilities for such services. We may not be able to compete successfully with new entrants in the market for pay television services.

Our business relies on intellectual property, some of which is owned by third parties, and we may inadvertently infringe patents and proprietary rights of others.

Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that we currently offer or may offer in the future. In general, if a court determines that one or more of our services or the products used to transmit or receive our services infringes on intellectual property owned by others, we and the applicable manufacturers or vendors may be required to cease developing or marketing those services and products, to obtain licenses from the owners of the intellectual property or to redesign those services and products in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow us or the applicable manufacturers to use its intellectual property at any price, which could materially adversely affect our competitive position.

We may not be aware of all intellectual property rights that our services or the products used to transmit or receive our services may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent. Therefore, we cannot evaluate the extent to which our services or the products used to transmit or receive our services may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.

We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on our earnings, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could materially adversely affect our operating results. We are currently being sued in patent infringement actions related to use of technologies in our DTH business. There can be no assurance that the courts will conclude that our services or the products used to transmit or receive our services do not infringe on the rights of third parties, that we or the manufacturers would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we or the manufacturers would be able to redesign our services or the products used to transmit or receive our services to avoid infringement.

The ability to maintain FCC licenses and other regulatory approvals is critical to our business.

If we do not obtain all requisite U.S. regulatory approvals for the construction, launch and operation of any of our existing or future satellites for the use of frequencies at the orbital locations planned for these satellites or for the provision of service, or the licenses obtained impose operational restrictions on us, our ability to generate revenue and profits could be materially adversely affected. In addition, under certain circumstances, existing licenses are subject to revocation or modification and renewal of licenses that have an expiration date may not be granted. If existing licenses are not renewed, or are revoked or materially modified, our ability to generate revenue could be materially adversely affected.

In certain cases, satellite system operators are obligated by governmental regulation and procedures of the International Telecommunications Union to coordinate the operation of their systems with other users of the radio spectrum in order to avoid causing interference to those other users. Coordination may require a satellite system operator to reduce power, avoid operating on certain frequencies, relocate its satellite to another orbital location and/or otherwise modify planned or existing operations. For example, SES Americom has petitioned the FCC for a declaratory ruling to allow it to provide DBS service using frequencies assigned to it by the Government of Gibraltar and the United Kingdom from an orbital slot located halfway between slots at which we currently operate and the next nearest existing U.S.-licensed DBS slots. We believe this closer proximity, if permitted, significantly increases the risk of interference which could adversely affect the quality of service provided to our customers. We may not be able to successfully coordinate our satellites to the extent we are required to do so, and any modifications we make in the course of coordination, or any inability to successfully coordinate, may materially adversely affect our ability to generate revenue.

Other regulatory risks include, among others:

•	the relocation of satellites to different orbital locations if the FCC determines that relocation is in the public interest;

•	the denial by the FCC of an application to replace an existing satellite with a new satellite or to operate a satellite beyond the term of its current authorization;

•	the loss of authorizations to operate satellites on certain frequencies at certain locations if we do not construct, launch and operate satellites into those locations by certain dates; and

•	the authorization by the U.S. or foreign government of the use of frequencies by third-party satellite or terrestrial facilities that have the potential to interfere with communication to or from our satellites, which could interfere with our contractual obligations or services to customers or other business operations.

All of our FCC satellite authorizations are subject to conditions imposed by the FCC in addition to the FCC’s general authority to modify, cancel or revoke those authorizations. Use of FCC licenses and conditional authorizations are often subject to conditions, including technical requirements and implementation deadlines. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of authorizations and could have a material adverse effect on our ability to generate revenue. For example, loss of an authorization could potentially reduce the amount of programming and other services available to DIRECTV subscribers. The materiality of such a loss of authorizations would vary based upon, among other things, the orbital location at which the frequencies may be used.

With respect to our FCC licenses to operate Ka-band satellites at the 99 WL, 101 WL, and 103 WL orbital locations, we must begin regular operations at each location by June 25, 2005 in order to meet a condition of our FCC licenses and preserve our international priority over other systems. We have nearly completed construction of the satellites intended for those three locations, and have arranged for three launches scheduled for spring 2005. However, there can be no assurance that we will be able to satisfy the International Telecommunications Union’s requirements for bringing all of our assigned locations into use in a timely manner.

In addition, many of our authorizations and pending applications will be subject to petitions and oppositions filed by several companies, and there can be no assurance that our authorizations will not be cancelled, revoked or modified or that our applications will not be denied. Moreover, the FCC recently adopted new rules for licensing satellites that may limit our ability to file applications and secure licenses in the future.

Congress has continued to shape the scope of the FCC’s regulatory authority and enact legislation that impacts our business. In addition, FCC proceedings to implement legislation and enact additional regulations are ongoing. The outcomes of these legislative or regulatory proceedings or their effect on our business cannot be predicted.

DIRECTV Latin America

DTVLA faces many of the same risks as DIRECTV U.S. described above. Described below are additional risks applicable to DTVLA.

DLA LLC may never achieve profitability.

On March 18, 2003, DLA LLC, filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code. On February 24, 2004, DLA LLC consummated its plan of reorganization and emerged from bankruptcy protection as a reorganized entity. Following the emergence, we and Darlene Investments LLC received approximately 86% and 14%, respectively, of the equity interests in the reorganized DLA LLC. Although DLA LLC has been able to emerge from Chapter 11, DLA LLC has never been profitable and there is no assurance that it will be profitable in the future.

DTVLA relies on one third-party satellite provider.

DTVLA’s operations depend on the transmission capacity of our third-party satellite provider. Our provider currently maintains no backup or spare satellite in the event the primary satellite currently providing service to DTVLA fails for any reason. If our third-party satellite provider is unable or unwilling to provide us with satellite capacity for any reason, we may be unable to find replacement capacity on reasonable terms, if at all. If we fail to obtain necessary capacity, we would lose customers or revenue, our reputation could be harmed and our business and financial results could suffer.

DTVLA faces significant competition from other multi-channel video programming distributors.

The pay television and other emerging broadband video and data markets in Latin America are highly competitive. DTVLA’s inability to compete effectively could reduce our operating margins and market share, and inhibit the growth of our business. In each of DTVLA’s markets, it competes primarily with other providers of pay television, who distribute their programming by cable, terrestrial microwave systems, traditional over the air broadcasting or DTH satellite pay television. DTVLA competes primarily on the basis of programming selection, price and quality. In most of the markets in which DTVLA operates, cable services have been in commercial operation longer than other pay television platforms, and have established large subscriber bases and widespread brand recognition. Cable operators are also generally able to offer their subscribers lower upfront installation and connection fees than DTH satellite pay television providers. Subscribers to satellite pay television services, such as ours, also generally pay higher monthly programming fees due to a greater number of channels, higher quality video and audio output and greater variety of programming and premium programming packages.

DTVLA is subject to various risks associated with its international operations.

All of DTVLA’s operating companies are located outside the United States. DTVLA operates and has subscribers located throughout Latin America and the Caribbean Basin, which makes it vulnerable to risks of conducting business in foreign markets, including:

•	difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•	unexpected changes in regulatory environments;

•	longer payment cycles;

•	earnings that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	political and economic instability;

•	export restrictions and other trade barriers; and

•	difficulties in maintaining overseas subsidiaries and international operations.

In the past, the countries that constitute DTVLA’s largest markets, such as Brazil, Argentina, Mexico, Colombia and Venezuela have experienced economic crises, caused by external and internal factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions have often been related to political instability, including political violence. If these economic conditions recur, they could substantially reduce the purchasing power of the population in our markets and materially adversely affect our business.

Because DTVLA offers premium pay television programming, its business is particularly vulnerable to economic downturns. DTVLA has experienced, and may in the future experience, decreases or instability in consumer demand for its programming, as well as subscriber credit problems. DTVLA’s inability to adjust its business and operations to adequately address these issues could materially adversely affect its revenues and ability to achieve profitability.

The pendency of the Sky Transactions could materially adversely affect the future business and operations of DTVLA.

On October 11, 2004, we announced the Sky Transactions. These transactions are designed to consolidate our DTH platforms with those of Sky Latin America in each of the major territories served in that region. In the aggregate, we are expected to pay approximately $580 million in cash for the equity stake in the Sky platforms. In connection with the pending Sky Transactions, potential subscribers or content providers may defer entering into agreements with DTVLA while the transactions are pending, which could materially adversely affect revenues and earnings of DTVLA, regardless of whether the transactions are completed. Similarly, current and prospective employees of DTVLA may experience uncertainty about their future roles, which may materially adversely affect the ability of DTVLA to attract and retain key management, sales, marketing and technical personnel.

The closing of these transactions is subject to certain regulatory approvals, including clearances from competition and telecommunications authorities in foreign jurisdictions, and other closing conditions. Therefore, we cannot assure you that these transactions will be consummated. In addition, Darlene has filed suit alleging fraud, self-dealing and violation of fiduciary duties against us and certain of our subsidiaries (including DLA LLC), News Corporation and others seeking, among other things, injunctive relief to preclude the consummation of the Sky Transactions. See “Business—Legal Proceedings” for more information on this proceeding. If we are unable to consummate the Sky Transactions, we will need to reevaluate our business strategy with respect to this business segment which could divert management’s attention.

We may not be able to obtain or retain certain foreign regulatory approvals.

There can be no assurance that any current regulatory approvals held by us are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which we wish to operate, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites or provide satellite service internationally could have a material adverse effect on our ability to generate revenue and our overall competitive position.

Hughes Network Systems

We may be unable to consummate the sale of Hughes Network Systems.

On December 6, 2004, we and SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P., announced an agreement in which SkyTerra will acquire 50% of a new entity that will own substantially all of the remaining assets of HNS. We will retain a 50% interest in the new company and receive approximately $251 million in cash, which is subject to closing adjustments, and 300,000 shares of SkyTerra common stock for the sale to SkyTerra. Under the terms of this transaction, SkyTerra will be responsible for the day-to-day management of the new company. We reported a pre-tax charge of approximately $217 million in the fourth quarter of 2004 related to this transaction, including severance costs. The transaction is expected to close in the first half of 2005 and is subject to certain regulatory approvals, receipt of financing and other customary closing conditions. We cannot assure you that this transaction will be consummated on this timing, or at all. If we are unable to consummate this transaction, we will need to reevaluate our business strategy with respect to this business segment which could divert management’s attention from our DTH businesses. In addition, we would need to continue to fund the operations of HNS which could have an adverse effect on our future results.

Risks Relating to Our Common Stock

The trading prices of our common stock may be volatile.

The price at which our common stock trades has been, and may continue to be, volatile and may fluctuate substantially due to, among other things:

•	competition and changes in the subscription television industry;

•	regulatory changes;

•	launch and satellite failures or other satellite anomalies;

•	operating results below expectations;

•	ratings by rating agencies;

•	our strategic investments and acquisitions; and

•	other factors.

In addition, price and volume fluctuations in the stock market may affect market prices for our common stock for reasons unrelated to our operating performance. Our businesses depend upon a number of factors related to the level of consumer spending, including the general state of the economy and the willingness of consumers to spend on discretionary items. Competitive pressures arising from any significant or prolonged economic downturn could have a material adverse impact on our financial condition and results of operations. If that were to occur, it could adversely affect the trading price of our common stock.

Future resales of our common stock could materially adversely affect the market prices of our common stock and our ability to raise capital in the future.

Sales or other monetizations of substantial amounts of our common stock, or even the possibility that such sales or monetizations could occur, could materially adversely affect the market prices of our common stock. Significant sales could also materially adversely affect our ability to raise capital in the future. News Corporation’s subsidiary, Fox Entertainment, and the selling stockholders are the owners of significant amounts of our common stock. Even after the selling stockholders sell their common stock in this offering, the selling stockholders have the right to require us to register their remaining shares under the Securities Act of 1933, as amended.

We have not paid, and have no current plans to pay, dividends on our common stock.

Except for the $275.0 million special dividend paid to GM in connection with the split-off, no dividends have been declared or paid on our common stock for more than five years. We have no current plans to pay dividends on our common stock. We are a holding company and our primary assets are cash and cash equivalents and the capital stock and other interests in our subsidiaries. While we currently have a substantial amount of cash available to us, our cash flow is primarily dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of our subsidiaries to pay dividends or make other advances to us will depend upon their operating results and will be subject to applicable laws, the terms of their indebtedness and other contractual restrictions.

Provisions of our certificate of incorporation and by-laws limit certain acquisitions of our common stock and could delay or prevent a change of control.

Our certificate of incorporation and by-laws contain provisions that, among other things:

•	divide our board of directors into three classes, with members of each class elected in staggered terms;

•	prevent stockholders from removing directors except for cause;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

Our certificate of incorporation also includes an excess stock provision that was designed to protect us and our stockholders from liability for potential adverse tax effects from certain changes in the ownership of our capital stock and from the potential adverse impact of a third party seeking to acquire control of our company at a lower price than might be available absent the restrictions on acquisitions by News Corporation during the first year following the completion of our split-off from GM.

Each of these provisions could:

•	have the effect of delaying, deferring or preventing a change of control;

•	discourage bids for our common stock at a premium over the market price; or

•	impede the ability of our stockholders to change our management.

We are subject to significant restrictions with respect to issuances or purchases of our equity securities prior to December 23, 2005.

In order to preserve the tax-free status of our split-off from GM, we agreed to certain covenants designed to prevent us from taking any action that might jeopardize the tax-free status of the split-off. As a result, our ability to issue or purchase any equity capital prior to December 23, 2005 is restricted. These restrictions may limit or prevent us from entering into transactions that might be advantageous to us and our stockholders, including repurchases of our common stock. See also “Company History” and “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus may include or incorporate by reference certain statements that we believe are, or may be considered to be, “forward-looking statements” within the meaning of various provisions of the Securities Act of 1933 and of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “foresee,” “project” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. All of these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those expressed or implied by the relevant forward-looking statement. Such risks and uncertainties include, but are not limited to: economic conditions; product demand and market acceptance; ability to simplify aspects of our business model; improve customer service; create new and desirable programming content and interactive features; achieve anticipated economies of scale; government action; local political or economic developments in or affecting countries where we have operations, including political, economic and social uncertainties in many Latin American countries in which DTVLA operates; foreign currency exchange rates; ability to obtain export licenses; competition; the outcome of legal proceedings; ability to achieve cost reductions; ability to timely perform material contracts; ability to renew programming contracts under favorable terms; technological risk; limitations on access to distribution channels; the success and timeliness of satellite launches; in-orbit performance of satellites, including technical anomalies; loss of uninsured satellites; theft of satellite programming signals; uncertainties regarding the success of planned divestitures or strategic partnerships and our ability to access capital to maintain our financial flexibility. We urge you to consider these factors carefully in evaluating the forward-looking statements. For more information on the factors that could cause our actual results to differ from those that are expected, see the information under the caption “Risk Factors” in this prospectus. The forward-looking statements included or incorporated by reference in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We will not receive any proceeds from the sales by the selling stockholders of the shares of common stock in this offering. All of the shares of common stock being offered are beneficially owned by the selling stockholders named in this prospectus.

As required by the registration rights agreement among The DIRECTV Group, Inc. and the selling stockholders, we will pay all of the expenses in connection with this offering (other than underwriting discounts and commissions and the fees, expenses and disbursements of counsel to the underwriters), which we anticipate will be approximately $1.3 million.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is publicly traded on the NYSE under the symbol “DTV.” The following table sets forth for the quarters indicated the high and low sales prices for our common stock, as reported on the NYSE Composite Tape. The last reported sale price of the common stock on February 10, 2005 was $15.29 per share.

For the period from January 1, 2003 through December 22, 2003, the table reflects the performance of the GM Class H common stock, which was listed on the NYSE under the symbol “GMH.” The GM Class H common stock was a tracking stock intended to reflect the financial performance of DIRECTV prior to its split-off from GM. For the period from December 23, 2003 to March 16, 2004, the table reflects the performance of Hughes Electronics Corporation common stock which was listed on the NYSE under the symbol “HS” during that period. On March 16, 2004, Hughes Electronics Corporation changed its name to The DIRECTV Group, Inc. Effective on March 17, 2004, our ticker symbol was changed to “DTV.”

	High	Low
2005
First Quarter (through February 10, 2005)	$17.01	$14.66

2004
First Quarter	$18.05	$14.70
Second Quarter	18.81	15.60
Third Quarter	17.77	15.72
Fourth Quarter	18.25	15.52

2003
First Quarter	$12.41	$9.40
Second Quarter	13.56	10.17
Third Quarter	15.10	12.74
Fourth Quarter	16.91	14.25

At the close of business on February 8, 2005, there were approximately 128,693 holders of record of our common stock.

Subject to the preferential and other dividend rights of any outstanding series of preferred stock, holders of our common stock are entitled to such dividends and other distributions in cash, stock or property as may be declared by our board of directors in its sole discretion. There were no shares of preferred stock outstanding at December 31, 2004.

Except for the $275 million special cash dividend paid to GM in connection with the split-off, no dividends on our common stock were declared by our board of directors for more than five years. We have no current plans to pay any dividends on our common stock. We currently expect to retain our future earnings, if any, for the development of our business or other corporate purposes.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and our consolidated capitalization as of September 30, 2004. Our consolidated capitalization will not change as a result of this offering because we are not issuing additional shares and we will not receive any proceeds from the sale of the shares by the selling stockholders. You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus.

At September 30, 2004
(in millions)

Cash and cash equivalents(1)	$3,308.7

Long-term debt(2)	$2,408.5

Stockholders’ equity:
Common stock and additional paid-in capital, $0.01 par value, 3,000,000,000 shares authorized, 1,385,257,327 shares issued and outstanding	10,855.4
Retained earnings (deficit)	(3,049.6)
Accumulated other comprehensive income (loss):
Minimum pension liability adjustment	(48.8)
Accumulated unrealized gains on securities and derivatives	25.4
Accumulated foreign currency translation adjustments	(13.8)

Total accumulated other comprehensive loss	(37.2)

Total stockholders’ equity	7,768.6

Total capitalization	$10,177.1

(1)	In October 2004, we made payments of $398.0 million in connection with the Sky Transactions. These payments have not been deducted from our cash and cash equivalents at September 30, 2004.
(2)	Long-term debt includes $1,400.0 million in registered senior notes due in 2013 bearing interest at 8.375% and $1,001.6 million of term loans outstanding under our senior secured credit facilities that mature in 2010 bearing interest at the London Interbank Offered Rate plus 2.0%.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the notes to those statements and our unaudited consolidated financial statements for the nine months ended September 30, 2004 from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, incorporated by reference in this prospectus.

The following tables present our selected consolidated statements of income for the years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2004 and 2003, and our consolidated balance sheet data as of December 31, 2003 and 2002 and September 30, 2004. The consolidated balance sheet data as of December 31, 2003 and 2002 and the consolidated statements of income data for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated financial data as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 were derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. These unaudited consolidated financial statements include all adjustments necessary (consisting of normal recurring items) for a fair presentation of the financial condition and results of operations for those periods. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2004.

On February 28, 2003, we completed the shut-down of the DIRECTV Broadband high-speed Internet service business. On August 20, 2004, we completed the sale of our approximately 80.4% interest in PanAmSat and during the fourth quarter of 2004, we completed the sale of our approximately 55% ownership interest in HSS. As a result, the financial results for those businesses are treated as discontinued operations. Revenues, operating costs and expenses, and other non-operating results for DIRECTV Broadband, PanAmSat and HSS are excluded from our results from continuing operations for all periods presented herein. In the fourth quarter of 2004, we reported a pre-tax charge of approximately $217 million in connection with the pending sale of HNS and a pre-tax charge of $45 million in connection with the ongoing shutdown of DTVLA’s Mexico operations.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2002	2001	2004	2003
	(in millions, except per share amounts)
Consolidated Statements of Income Data:
Revenues	$9,372.2	$8,185.4	$7,498.3	$7,997.9	$6,617.9
Total operating costs and expenses(1)	9,509.7	8,595.0	8,293.0	9,671.9	6,578.2

Operating profit (loss)	(137.5)	(409.6)	(794.7)	(1,674.0)	39.7
Interest income	28.4	17.5	125.4	33.0	20.5
Interest expense	(156.3)	(188.6)	(156.6)	(70.3)	(123.8)
Reorganization (expense) income	(212.3)	—	—	42.9	(19.2)
Other, net	—	425.5	(92.7)	397.6	(38.0)

Loss from continuing operations before income taxes, minority interests and cumulative effect of accounting changes	(477.7)	(155.2)	(918.6)	(1,270.8)	(120.8)
Income tax benefit	104.3	42.2	292.3	497.3	54.0
Minority interests in net (earnings) losses of subsidiaries	(1.9)	(1.9)	61.1	5.5	(1.2)

Loss from continuing operations before cumulative effect of accounting changes	(375.3)	(114.9)	(565.2)	(768.0)	(68.0)
Income (loss) from discontinued operations, net of taxes(2)	78.1	(97.6)	(49.0)	(582.2)	80.3

Income (loss) before cumulative effect of accounting changes	(297.2)	(212.5)	(614.2)	(1,350.2)	12.3
Cumulative effect of accounting changes, net of taxes(3)	(64.6)	(681.3)	(7.4)	(310.5)	(64.6)

Net loss	(361.8)	(893.8)	(621.6)	(1,660.7)	(52.3)
Preferred stock dividends	—	(46.9)	(96.4)	—	—

Net loss attributable to common stockholders	$(361.8)	$(940.7)	$(718.0)	$(1,660.7)	$(52.3)

Basic and Diluted Loss Per Common Share:
Loss from continuing operations before cumulative effect of accounting changes	$(0.27)	$(0.12)	$(0.51)	$(0.56)	$(0.05)
Income (loss) from discontinued operations, net of taxes	0.06	(0.07)	(0.03)	(0.42)	0.06
Cumulative effect of accounting changes, net of taxes	(0.05)	(0.51)	(0.01)	(0.22)	(0.05)

Net loss(4)	$(0.26)	$(0.70)	$(0.55)	$(1.20)	$(0.04)

Weighted average number of common shares outstanding (millions)(5)	1,382.5	1,343.1	1,300.0	1,384.6	1,382.2

	At December 31,		At September 30, 2004
	2003	2002
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,720.1	$324.4	$3,308.7
Total current assets	10,356.2	9,690.9	5,030.7
Total assets	18,978.0	17,916.5	14,327.7
Long-term debt	2,434.8	40.0	2,408.5
Total stockholders’ equity	9,631.1	9,977.1	7,768.6

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2002	2001	2004	2003
	(in millions, except subscriber data)
Other Data:
Net cash flows provided by (used in) operating activities	$798.0	$698.3	$(167.4)	$92.1	$574.6
Net cash flows provided by (used in) investing activities	(739.9)	1,066.2	(1,527.2)	1,695.1	(435.7)
Net cash flows provided by (used in) financing activities	1,767.1	(1,524.9)	764.2	(198.6)	2,072.7
Depreciation and amortization	754.9	676.7	686.0	556.7	566.4
Capital expenditures	747.4	954.5	1,395.3	763.7	388.2

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2002	2001	2004	2003
DIRECTV U.S. Subscriber Data:
Total number of subscribers at end of period (000)(6)	12,212	11,176	10,335	13,496	11,852
Average monthly revenue per subscriber (ARPU)(7)	$63.92	$59.77	$58.74	$65.02	$61.24
Average monthly subscriber churn(8)	1.51%	1.63%	1.84%	1.50%	1.54%
Average subscriber acquisition costs per subscriber (SAC)(9)	$593	$542	$571	$634	$575

(1)	During the third quarter of 2004, management determined that an impairment charge related to the assets of the SPACEWAY program was required. The impairment charge was recorded as a $1,466 million pre-tax charge to operating costs and expenses ($903 million after-tax) during the third quarter of 2004.
(2)	Income (loss) from discontinued operations, net of taxes, for the nine months ended September 30, 2004 includes a $723.7 million loss recorded for the sale of PanAmSat.
(3)	We adopted Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” or FIN 46, beginning July 1, 2003. The adoption of this standard requires the consolidation of a variable interest entity, or VIE, where an equity investor achieves a controlling financial interest through arrangements other than voting interests, and it is determined that the investor will absorb a majority of the expected losses and/or receive a majority of the residual returns of the VIE. The adoption of FIN 46 resulted in recording an after-tax charge of $64.6 million as a cumulative effect of accounting change. We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142, on January 1, 2002. The adoption of this standard resulted in the discontinuation of amortization of goodwill and intangible assets with indefinite lives. In accordance with the transition provisions of SFAS No. 142, we recorded a one-time after-tax charge of $681.3 million related to the initial impairment test on January 1, 2002 as a cumulative effect of accounting change. Effective January 1, 2004, we changed our method of accounting for subscriber acquisition, upgrade and retention costs. We now expense all subscriber acquisition, upgrade and retention costs as incurred as subscribers activate the DIRECTV service. As a result of the change, we recorded an after-tax charge of $310.5 million as a cumulative effect of accounting change.
(4)	Basic loss per common share, or EPS, is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS considers the effect of common equivalent shares, which are excluded from the computation in loss periods as their effect would be anti-dilutive. Our existing common equivalent shares consist entirely of common stock options and restricted stock units issued to employees.

(5)	For purposes of calculating EPS, the weighted average number of common shares outstanding is calculated using the number of our common shares outstanding from December 23, 2003 to September 30, 2004 and the number of shares in the GM Class H Dividend Base prior to December 23, 2003. The GM Class H Dividend Base is equal to the number of shares of GM Class H common stock which, if issued and outstanding, would have represented 100% of the tracking stock interest in our earnings. GM Class H common stock was a “tracking stock” of GM designed to provide holders with financial returns based on our financial performance. Holders of GM Class H common stock had no direct rights in our equity or assets, but rather had rights in the equity and assets of GM (which included 100% of our common stock).
(6)	The total number of DIRECTV U.S. subscribers includes DIRECTV U.S. owned and operated subscribers and customers of the NRTC’s members and affiliates who subscribe to the DIRECTV service. DIRECTV U.S. subscribers include only those subscribers who are actively subscribing to the DIRECTV service, including seasonal subscribers and subscribers who are in the process of relocating. As a result of the NRTC and Pegasus transactions, at September 30, 2004, DIRECTV U.S. owned and operated subscribers include the former customers of the NRTC’s members and affiliates. For more information on how DIRECTV U.S. calculates the average number of owned and operated subscribers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003—DIRECTV U.S. Segment—Description of Key Terminology of the DIRECTV U.S. Segment.”
(7)	DIRECTV U.S. calculates ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by average DIRECTV U.S. owned and operated subscribers for the period.
(8)	Average monthly subscriber churn represents the number of DIRECTV U.S. subscribers whose service is disconnected, expressed as a percentage of the average total number of DIRECTV U.S. subscribers. DIRECTV U.S. calculates average monthly subscriber churn by dividing the average monthly number of disconnected DIRECTV U.S. owned and operated subscribers for the period (total subscribers disconnected during the period divided by the number of months in the period) by average DIRECTV U.S. owned and operated subscribers for the period.
(9)	DIRECTV U.S. calculates SAC, which represents total subscriber acquisition costs stated on a per new subscriber added basis, by dividing total subscriber acquisition costs for a period (the sum of subscriber acquisition costs reported for third party customer acquisitions and direct customer acquisitions) by the number of gross new owned and operated subscribers acquired during the period, including the 76,000 subscribers that DIRECTV U.S. acquired in the NRTC territories during the third quarter of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our results of operations and financial condition as of and for the nine months ended September 30, 2004. This discussion should be read in conjunction with our consolidated financial statements and related notes as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 filed with our Current Report on Form 8-K which we filed with the SEC on September 10, 2004 as well as our unaudited consolidated financial statements and related notes as of and for the nine months ended September 30, 2004 which we filed with the SEC on our Quarterly Report on Form 10-Q on November 5, 2004. Whenever we reference our “consolidated financial statements” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we are referring to our unaudited consolidated financial statements as of and for the nine months ended September 30, 2004. The discussion of our results of operations and financial condition included or incorporated by reference in this prospectus may include forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions that we consider reasonable. Our actual results may differ materially from these forward-looking statements. For information about these assumptions and other risks and exposures relating to our business, financial condition and results of operations, you should refer to the section of this prospectus entitled “Risk Factors” and “Forward-Looking Statements.”

Significant Events Affecting the Comparability of our Results of Operations

Strategic Developments

In February 2004, we announced our intent to focus on the DTH satellite businesses. During 2004, we have announced or completed the following actions in support of this strategy:

Acquisitions

•	Effective June 1, 2004, DIRECTV U.S. and the NRTC agreed to end the NRTC’s exclusive DIRECTV service distribution agreement to certain rural territories in the United States and all related agreements. As consideration, DIRECTV U.S. agreed to pay the NRTC approximately $4.4 million per month through June 2011, or $322.1 million on a present value basis. As a result of this agreement, DIRECTV U.S. now has the rights to sell its services in all territories across the United States.

•	During the third quarter of 2004, DIRECTV U.S. completed the acquisition of 357,000 NRTC subscribers from NRTC members other than Pegasus for cash payments, including transaction fees, of $387.4 million, plus interest. Of these cash payments, $187.2 million was paid in the third quarter of 2004 and the remainder will be made in monthly payments through 2011.

•	On August 27, 2004, DIRECTV U.S. acquired certain assets of Pegasus, including approximately 1.1 million DIRECTV subscribers activated through Pegasus. DIRECTV U.S. paid $768.4 million in cash, which is the $988.5 million total purchase price net of amounts owed by Pegasus for programming and other services, and $63.0 million attributable to a May 2004 judgment in favor of DIRECTV U.S.

•	On October 8, 2004, we entered into the Sky Transactions. As of September 30, 2004, the Sky Latin America businesses had 1.9 million total subscribers. Total cash consideration for the equity interests in the Sky Latin America platforms is approximately $580 million, of which $398 million was paid in October 2004. The remainder will be paid at the completion of the transactions.

Divestitures

•	During the first quarter of 2004, we sold our investment in XM Satellite Radio common stock for $477.5 million.

•	On June 22, 2004, we completed the sale of HNS’ set-top receiver manufacturing operations to Thomson, Inc. for $250.0 million in cash. In connection with the sale, DIRECTV U.S. entered into a long-term purchase agreement with Thomson for the supply of set-top receivers. The proceeds in excess of the book value of the HNS assets sold of approximately $200 million has been deferred and will be recognized as the set-top receivers purchased from Thomson under the contract are activated. Under the long-term purchase agreement with Thomson, DIRECTV U.S. is able to earn additional rebates, which are discussed below in “Accounting Changes and New Significant Accounting Policy.” DIRECTV U.S. has determined that, based upon projected set-top receiver requirements, it is probable and reasonably estimable that the minimum purchase requirement will be met for the $50 million rebate during the initial contract period. A proportionate amount of the $50 million rebate is recorded as a credit to “Subscriber acquisition costs” and/or “Upgrade and retention costs” in the consolidated statements of operations as earned upon set-top receiver activation, over the initial contract period with a corresponding entry to “Accounts receivable, net” in the consolidated balance sheets. As a result, in the third quarter of 2004, DIRECTV U.S. recognized $1.7 million of the $50 million rebate in the consolidated statements of operations.

•	On August 20, 2004, we completed the sale of our approximately 80.4% interest in PanAmSat to an affiliate of Kohlberg Kravis Roberts & Co. L.P., or KKR, The Carlyle Group and Providence Equity Partners Inc. for about $2.64 billion in cash. Because of a permanent failure that PanAmSat’s Galaxy 10R satellite experienced on August 3, 2004, the original purchase price of about $2.84 billion was reduced by $200.0 million pursuant to an agreement reached on August 12, 2004. We recorded a $723.7 million loss on the sale of PanAmSat, net of taxes, during the nine months ended September 30, 2004.

•	HNS completed the sale of its approximately 55% ownership interest in HSS to Flextronics for $226.5 million in cash. We received $226.5 million on June 11, 2004 and recognized an after-tax gain of approximately $90.7 million ($176.1 million pre-tax) in the third quarter of 2004 upon completion of all substantive requirements and transfer of control.

•	On December 6, 2004, we and SkyTerra, an affiliate of Apollo Management, announced an agreement in which SkyTerra will acquire 50% of a new entity that will own substantially all of the remaining assets of HNS, including the assets of the SPACEWAY business. The assets of the SPACEWAY business exclude rights to the first two satellites designed for the SPACEWAY program, SPACEWAY 1 and 2, which will be used to support DIRECTV U.S.’s DTH satellite broadcasting business. The SPACEWAY assets include the rights related to the third SPACEWAY satellite which is currently under construction, as well as rights to a contemplated fourth SPACEWAY satellite and certain ground equipment and related intellectual property. We will retain a 50% interest in the new company and receive $251 million in cash, which is subject to closing adjustments, and 300,000 shares of SkyTerra common stock for the sale to SkyTerra. Under the terms of this transaction, SkyTerra will be responsible for the day-to-day management of the new company. We reported a pre-tax charge of approximately $217 million in the fourth quarter of 2004 related to this transaction, including severance costs. The transaction is expected to close in the first half of 2005 and is subject to certain regulatory approvals, receipt of financing and other customary closing conditions. Following the closing of the transaction, we will no longer consolidate HNS, but rather will carry our investment under the equity method of accounting. As a result, we will no longer report on our Network Systems segment.

The financial results for PanAmSat, which formerly comprised our Satellite Services segment, and HSS, which formerly was a component of the Network Systems segment, and DIRECTV

Broadband, our high-speed Internet services business that we shut down in February 2003, are presented in our consolidated statements of income as discontinued operations.

Asset Impairment

•	In the third quarter of 2004, we decided to utilize the SPACEWAY 1 and SPACEWAY 2 satellites, along with certain related ground segment equipment, for DIRECTV U.S. high definition programming. This decision to no longer use these assets for the SPACEWAY broadband service required us to perform an impairment test of our investment in the SPACEWAY assets. As a result of this test, we determined that the fair value of the SPACEWAY satellites and ground segment equipment for their alternative use exceeded their book value by $1.466 billion. Accordingly, we recorded a charge to operating costs and expenses in our consolidated statements of income in the third quarter of 2004.

For additional information regarding the actions described above, see Note 3, Note 4 and Note 16 to our consolidated financial statements incorporated by reference in this prospectus.

Furthermore, as a result of the divestitures of PanAmSat and HSS in 2004 we were required to restate our audited financial statements for the three years ended December 31, 2003 to reflect those businesses as discontinued operations. See “Strategic Developments—Divestitures” above. Our interim unaudited financial statements for the three months ended March 31, 2004, and the comparable period ended March 31, 2003, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 incorporated by reference herein, have not been restated to reflect the HSS business as discontinued operations.

Other Developments

In addition to the items described above, the following events had a significant effect on the comparability of our operating results for the nine months ended September 30, 2004 and 2003:

DIRECTV U.S.

Effective January 1, 2004, DIRECTV U.S. changed its method of accounting for subscriber acquisition, upgrade and retention costs. Previously, a portion of these costs were deferred, equal to the amount of profit to be earned from the subscriber, typically over the 12 month subscriber contract, and amortized to expense over the contract period. DIRECTV U.S. now expenses all subscriber acquisition, upgrade and retention costs as incurred as subscribers activate the DIRECTV service. See Note 2 to our consolidated financial statements incorporated by reference in this prospectus.

DIRECTV Latin America

In February 2004, DLA LLC announced the confirmation of its Plan of Reorganization by the U.S. Bankruptcy Court and its emergence from Chapter 11. Reorganization (expense) income reported in our consolidated statements of income was $42.9 million and ($19.2) million for the nine months ended September 30, 2004 and 2003, respectively. Reorganization income for the nine months ended September 30, 2004 includes a $62.6 million gain as a result of the settlement of certain obligations in connection with the confirmation of the Plan of Reorganization, partially offset by costs incurred to file the bankruptcy petition, legal and consulting costs and other charges related to the reorganization.

On July 1, 2003, as more fully discussed in Note 2 to our consolidated financial statements incorporated by reference in this prospectus, DTVLA began consolidating the Venezuelan and Puerto Rican local operating companies with the adoption of FIN 46. Prior to July 1, 2003, DTVLA accounted for its investments in the Venezuelan and Puerto Rican local operating companies under the equity method of accounting and reflected approximately 75.0% of their net income or loss in “Other, net” in our consolidated statements of income incorporated by reference in this prospectus.

DTVLA’s 2003 operating results were adversely affected by the economic and political instability throughout Latin America. In particular, revenues and operating profit were significantly affected by a decrease in net subscribers and the ongoing depreciation of certain local currencies.

Network Systems

As part of HNS’ sale of its set-top receiver manufacturing operations in June 2004, HNS restructured its support functions to coincide with the resulting reduction in business operations. As a result, during June 2004, 228 personnel received termination notices and HNS accrued $12.2 million for severance and related costs. During the third quarter of 2004, HNS paid out to employees $11.3 million and accrued an additional $0.5 million of severance costs related to employees who have been asked to continue providing service through the first quarter of 2005. See “Significant Events Affecting the Comparability of our Results of Operations—Strategic Developments—Divestitures” above for more information regarding this transaction.

Other

On June 2, 2004, we obtained stockholder approval for The DIRECTV Group, Inc. 2004 Stock Plan. During June 2004, we granted restricted stock units and stock options, as contemplated by the approved plan. The stock options were granted to our chief executive officer to replace stock options that were cancelled by News Corporation, his former employer. During the nine months ended September 30, 2004, we recognized $52.2 million of stock-based compensation expense, which includes the cost related to restricted stock units, the cost of replacement options granted to our chief executive officer, and the cost associated with former employees of News Corporation who became our employees and retained their News Corporation stock options.

During the first quarter of 2004, we announced the reduction of corporate office headcount by over half as a result of a plan to consolidate corporate and DIRECTV U.S. support functions. There were also additional headcount reductions at DIRECTV U.S. and at DLA LLC. As a result, we recorded a charge of $51.4 million during the nine months ended September 30, 2004, in “General and administrative expenses” in our consolidated statements of income. The $51.4 million charge is comprised of $27.2 million in severance costs and $24.2 million of related costs under our pension benefit plans. DLA LLC expects to record an additional $1.5 million during the remainder of 2004 related to severance benefits to be paid to employees who have been asked to continue providing services for periods ranging from three to twelve months. Substantially all of the severance benefits will be paid during 2004.

As a result of the completion of the News Corporation transactions on December 22, 2003, certain of our employees earned about $36.0 million in retention benefits during the 12 month period subsequent to the completion of the transactions. During the nine months ended September 30, 2004, we recorded an expense of $28.8 million related to these benefits in “General and administrative expenses” in our consolidated statements of income incorporated by reference in this prospectus.

Reporting Changes

Beginning in the third quarter of 2004, we disaggregated the Direct-To-Home segment, which included the DIRECTV U.S. and DIRECTV Latin America businesses. We now report the DIRECTV U.S. and DIRECTV Latin America businesses as separate segments as allowed by SFAS No. 131,

“Disclosures about Segments of an Enterprise and Related Information.” Also in the third quarter of 2004, we changed the categories of operating costs and expenses included in our consolidated statements of income to a presentation that we believe adds clarity and ease of understanding of the results of operations of our DTH businesses. The new operating cost and expense categories are as follows:

•	Broadcast Programming and Other Costs of Sale. These costs primarily include license fees for subscription service programming, pay-per-view programming, live sports and other events. Other costs include expenses associated with the publication and distribution of DIRECTV-The Guide®, continuing service fees paid to third parties for active DIRECTV subscribers, warranty service premiums paid to a third party, production costs for on-air advertisements sold to third parties and costs of other service and equipment sales.

•	Subscriber Service Expenses. Subscriber service expenses include the costs of customer call centers, billing, remittance processing and certain home services expenses, such as in-home repair costs.

•	Subscriber Acquisition Costs—Third Party Customer Acquisitions. These costs represent direct costs we incur to acquire new DIRECTV subscribers through third parties, which include authorized DIRECTV retailers and dealers. These costs consist of third party commissions, print and television advertising and manufacturer subsidies we incur for receiving equipment, if any.

•	Subscriber Acquisition Costs—Direct Customer Acquisitions. These costs consist primarily of hardware, installation, advertising, marketing and customer call center expenses associated with new DIRECTV subscribers added through our direct customer acquisition program.

•	Upgrade and Retention Costs. The majority of upgrade and retention costs are associated with upgrade efforts for existing subscribers that result in higher ARPU and lower churn. Our upgrade efforts include our DVR, high-definition and local channel upgrade programs, our multiple set-top receiver offer and similar initiatives. Retention costs include the costs of installing and/or providing hardware under our movers program for subscribers relocating to a new residence.

•	Broadcast Operations Expenses. These expenses include broadcast center operating costs, signal transmission expenses (including costs of collecting signals for our local channel offerings), and costs of monitoring, maintaining and insuring our satellites. Also included are engineering expenses associated with deterring theft of the DIRECTV signal.

•	General and Administrative Expenses. General and administrative expenses include departmental costs for legal, administrative services, finance, our in-house marketing department and information technology. These costs also include expenses for bad debt and other operating expenses, such as legal settlements, and gains or losses from the sale or disposal of fixed assets.

In addition to the changes above, beginning on January 1, 2004, we allocate pension and other postretirement benefit expenses to our subsidiaries. Prior period financial statements and segment information have been reclassified to conform to the current period presentation.

Satellite Developments

In the third quarter of 2004, DIRECTV U.S. announced a plan for five new satellites. DIRECTV U.S. plans to launch SPACEWAY 1 and SPACEWAY 2 by the middle of 2005. DIRECTV U.S. also plans to launch DIRECTV 10 and DIRECTV 11 in early 2007. These satellites will provide DIRECTV U.S. with an increase in local and national high-definition channels, as well as capacity for new interactive and enhanced services and standard-definition programming. In addition, a fifth satellite will be built and will serve as a ground spare.

During the third quarter of 2004, DIRECTV U.S. transferred DIRECTV 3 to Telesat Canada, or Telesat, and relocated DIRECTV 5 to 72.5 WL. See Note 3 to our consolidated financial statements incorporated by reference in this prospectus for further discussion of the Telesat transaction.

Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Consolidated Results of Operations

Revenues.    The following table presents our revenues by segment:

	Nine Months Ended September 30,		Change
Revenues By Segment:	2004	2003	$	%
	(in millions)
DIRECTV U.S.	$6,804.2	$5,440.5	$1,363.7	25.1%
DIRECTV Latin America	493.2	438.7	54.5	12.4%
Network Systems	875.8	864.8	11.0	1.3%
Eliminations and Other	(175.3)	(126.1)	(49.2)	(39.0)%

Total Revenues	$7,997.9	$6,617.9	$1,380.0	20.9%

The increase in our total revenues was primarily due to the $1,363.7 million increase in revenues at the DIRECTV U.S. segment, resulting primarily from a larger subscriber base and higher ARPU and the $54.5 million increase at DIRECTV Latin America.

Total Operating Costs and Expenses.    The following table presents our operating costs and expenses:

	Nine Months Ended September 30,		Change
Operating Costs and Expenses By Segment:	2004	2003	$	%
	(in millions)
DIRECTV U.S.	$6,717.0	$5,021.6	$1,695.4	33.8%
DIRECTV Latin America	558.8	657.6	(98.8)	(15.0)%
Network Systems	2,422.6	965.2	1,457.4	151.0%
Eliminations and Other	(26.5)	(66.2)	39.7	60.0%

Total Operating Costs and Expenses	$9,671.9	$6,578.2	$3,093.7	47.0%

The increase in our total operating costs and expenses was primarily due to the $1,695.4 million increase at the DIRECTV U.S. segment primarily related to higher costs for programming, subscriber service expenses, subscriber acquisitions, customer upgrade and retention initiatives, and higher general and administrative expenses, and the $1,457.4 million increase at the Network Systems segment primarily due to the $1,466.1 million asset impairment charge related to SPACEWAY discussed more fully above in “Strategic Developments.” These increases were partially offset by the $98.8 million decrease at the DIRECTV Latin America segment primarily due to lower programming costs due to the rejection and/or renegotiation of certain programming contracts as part of the DLA LLC bankruptcy proceedings.

Interest Income and Expense.    Interest income increased to $33.0 million for the nine months ended September 30, 2004 compared to $20.5 million for the same period of 2003. Interest expense decreased to $70.3 million for the nine months ended September 30, 2004 from $123.8 million for the nine months ended September 30, 2003. The increase in interest income is primarily due to the $11.2 million of interest income received as part of the judgment against Pegasus. The decrease in interest expense resulted primarily from lower long-term obligations for above-market programming contracts in 2004, an $18.5 million write-off of debt issuance costs in the first quarter of 2003 as a result of repayment and termination of a prior credit facility agreement, and the accrued interest related to the purchase price adjustment with Boeing in 2003. Interest expense is net of capitalized interest of $97.5 million and $87.0 million for the nine months ended September 30, 2004 and 2003, respectively.

Reorganization (Expense) Income.    Reorganization income was $42.9 million for the nine months ended September 30, 2004 compared to reorganization expense of $19.2 million for the nine months ended September 30, 2003. The reorganization income in the nine months ended September 30, 2004 includes a $62.6 million gain as a result of the settlement of certain obligations in connection with the confirmation of the Reorganization Plan, partially offset by costs incurred in connection with the reorganization plan including legal and consulting costs and other charges related to the DLA LLC reorganization. Reorganization expense for the nine months ended September 30, 2003 includes costs incurred to file the bankruptcy petition, and legal and consulting costs related to the DLA LLC reorganization. See Note 12 to our consolidated financial statements incorporated by reference in this prospectus for further information.

Other, Net.    Other, net increased to income of $397.6 million for the nine months ended September 30, 2004 from a loss of $38.0 million for the nine months ended September 30, 2003. The significant components of “Other, net” were as follows:

	Nine Months Ended September 30,
	2004	2003	Change
	(in millions)
Net gain from sale of investments	$397.6	$7.7	$389.9
Equity losses from unconsolidated affiliates	—	(78.5)	78.5
Net unrealized gain on investment	—	38.5	(38.5)
Other	—	(5.7)	5.7

Total	$397.6	$(38.0)	$435.6

On January 28, 2004, we sold 10,000,000 shares of XM Satellite Radio common stock for $254.4 million. On March 25, 2004, we sold our remaining 9,014,843 shares of XM Satellite Radio common stock for $223.1 million. As a result of these transactions, we recorded a pre-tax gain of $387.1 million in the first quarter of 2004 in “Other, net” in our consolidated statements of income incorporated by reference in this prospectus.

Equity losses from unconsolidated affiliates of $78.5 million in the nine months ended September 30, 2003 are primarily related to our investments in the Venezuelan and Puerto Rican local operating companies, which became consolidated subsidiaries on July 1, 2003 as a result of our adoption of FIN 46, and our investment in XM Satellite Radio common stock.

Net unrealized gain on investments in the nine months ended September 30, 2003 includes a $38.8 million gain resulting from an increase in the fair market value of an investment in an XM Satellite Radio convertible note.

Income Tax Benefit.    We recognized an income tax benefit of $497.3 million for the nine months ended September 30, 2004 compared to an income tax benefit of $54.0 million for the nine months ended September 30, 2003. The increase in income tax benefit is primarily attributable to the asset impairment charge related to SPACEWAY discussed above.

Income (Loss) from Discontinued Operations.    Income (loss) from discontinued operations, net of taxes, which includes the results of operations of discontinued businesses and the loss recorded for the disposition of those operations, is as follows:

	Nine Months Ended September 30,
	2004	2003	Change
	(in millions)
Income from discontinued operations, net of taxes	$50.8	$87.9	$(37.1)
Loss on sale of discontinued operations, net of taxes	(633.0)	(7.6)	(625.4)

Income (loss) from discontinued operations, net of taxes	$(582.2)	$80.3	$(662.5)

The $37.1 million decrease in income from discontinued operations, net of taxes, is primarily related to the completion of the sale of our approximately 80.4% interest in PanAmSat in August of 2004 as well as an increase in one-time expense at PanAmSat related to employee benefits resulting from the PanAmSat transaction. The $633.0 million loss on sale of discontinued operations, net of taxes, in the nine-month period ended September 30, 2004 is related to the $723.7 million loss on the sale of our approximately 80.4% interest in PanAmSat, partially offset by the $90.7 million gain on HNS’ sale of its approximately 55% interest in HSS. The $7.6 million loss for the nine-month period ended September 30, 2003 is related to the settlement reached with Boeing of a purchase price adjustment arising out of the 2000 sale of our satellite systems manufacturing businesses. Discontinued operations are more fully discussed above in “Strategic Developments.”

Cumulative Effect of Accounting Changes.    The $310.5 million in cumulative effect of accounting change, net of taxes, in the nine-month period ended September 30, 2004 was due to the change in accounting for subscriber acquisition, upgrade and retention costs discussed above. The $64.6 million in cumulative effect of accounting change, net of taxes, in the nine-month period ended September 30, 2003 was due to our adoption of FIN 46 on July 1, 2003, resulting in the consolidation of the Venezuelan and Puerto Rican local operating companies.

DIRECTV U.S. Segment

Description of Key Terminology of the DIRECTV U.S. Segment

SAC.    DIRECTV U.S. calculates SAC, which represents total subscriber acquisition costs stated on a per subscriber basis, by dividing total subscriber acquisition costs for a period (the sum of subscriber acquisition costs reported for third party customer acquisitions and direct customer acquisitions) by the number of gross new owned and operated subscribers acquired during the period, including the 76,000 subscribers that DIRECTV U.S. acquired in the NRTC territories during the third quarter of 2004.

Average Monthly Revenue Per Subscriber.    DIRECTV U.S. calculates ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by average DIRECTV owned and operated subscribers for the period.

Average Monthly Subscriber Churn.    Average monthly subscriber churn represents the number of DIRECTV subscribers whose service is disconnected, expressed as a percentage of the average total number of DIRECTV subscribers. We calculate average monthly subscriber churn by dividing the average monthly number of disconnected DIRECTV owned and operated subscribers for the period

(total subscribers disconnected during the period divided by the number of months in the period) by average DIRECTV owned and operated subscribers for the period.

Subscriber Count.    The total number of DIRECTV subscribers includes DIRECTV owned and operated subscribers and customers of the NRTC’s members and affiliates who subscribe to the DIRECTV service. DIRECTV subscribers include only those subscribers who are actively subscribing to the DIRECTV service, including seasonal subscribers and subscribers who are in the process of relocating. As a result of the NRTC and Pegasus transactions described above in “Strategic Developments,” as of September 30, 2004, DIRECTV owned and operated subscribers include the former customers of the NRTC’s members and affiliates.

Average DIRECTV Owned and Operated Subscribers.    DIRECTV U.S. calculates average DIRECTV owned and operated subscribers for the year and the period by adding the number of DIRECTV owned and operated subscribers as of the beginning of the year and for each quarter end in the current year or period and dividing by the sum of the number of quarters in the period plus one. DIRECTV U.S. calculates average subscribers for the quarter by adding the beginning and ending DIRECTV owned and operated subscribers for the quarter and dividing by two. Average DIRECTV owned and operated subscribers used in calculating ARPU include the subscribers in the former NRTC and Pegasus territories using a daily weighted average from the dates DIRECTV U.S. acquired the subscribers through September 30, 2004. DIRECTV U.S. calculates average monthly disconnected DIRECTV owned and operated subscribers and average DIRECTV owned and operated subscribers on a consistent basis with prior periods and therefore exclude subscribers in the former NRTC and Pegasus territories.

The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

	Nine Months Ended September 30,		Change
	2004	2003	$	%
	(in millions, except subscriber data)
Revenues	$6,804.2	$5,440.5	$1,363.7	25.1%

Operating Costs and Expenses, exclusive of depreciation and amortization expense shown separately below:
Broadcast programming and other costs of sale	2,690.2	2,178.0	512.2	23.5%
Subscriber service expenses	520.0	466.5	53.5	11.5%
Subscriber acquisition costs:
Third party customer acquisitions	1,411.4	985.6	425.8	43.2%
Direct customer acquisitions	495.5	249.1	246.4	98.9%
Upgrade and retention costs	661.2	253.3	407.9	161.0%
Broadcast operations expenses	98.4	98.9	(0.5)	(0.5)%
General and administrative expenses	462.3	419.1	43.2	10.3%
Depreciation and amortization expense	378.0	371.1	6.9	1.9%

Total Operating Costs and Expenses	6,717.0	5,021.6	1,695.4	33.8%

Operating Profit	$87.2	$418.9	$(331.7)	(79.2)%

Other Data:
ARPU	$65.02	$61.24	$3.78	6.2%
Average monthly subscriber churn %	1.50%	1.54%	—	(2.6)%
Average subscriber acquisition costs per subscriber (SAC)	$634	$575	$59	10.3%

Subscribers.    DIRECTV U.S. had approximately 13.5 million owned and operated subscribers at September 30, 2004 compared to 10.3 million owned and operated subscribers at September 30, 2003. DIRECTV U.S.’s owned and operated subscribers at September 30, 2004 include 1.4 million subscribers from the former NRTC territories that DIRECTV U.S. acquired in the third quarter of 2004. Excluding the subscribers from the former NRTC territories, during the nine months ended September 30, 2004, DIRECTV U.S. added a record 2.9 million gross new owned and operated subscribers, an increase of 37% over the same period in the prior year, due to a higher number of subscribers acquired in local channel markets, more attractive consumer promotions and an improved, more diverse distribution network. After accounting for churn, DIRECTV U.S. added 1.4 million net new owned and operated subscribers, excluding subscribers from the former NRTC territories, which was an increase of 79% over the same period in 2003.

DIRECTV U.S.’s average monthly subscriber churn of 1.50% for the nine months ended September 30, 2004 improved slightly from its average monthly subscriber churn of 1.54% for the nine months ended September 30, 2003.

Revenues.    The $1,363.7 million increase in revenues to $6,804.2 million resulted from the new subscribers added since September 30, 2003, including those subscribers added as part of the NRTC and Pegasus transactions, and higher ARPU on the larger subscriber base. The 6.2% increase in ARPU to $65.02 resulted primarily from March 2003 and 2004 price increases on certain programming packages, higher mirroring fees from an increase in the average number of set-top receivers per subscriber and a higher percentage of subscribers purchasing local channels.

Total Operating Costs and Expenses.    The $1,695.4 million increase in total operating costs and expenses to $6,717.0 million resulted primarily from higher costs for programming, subscriber acquisitions and customer upgrade and retention initiatives.

DIRECTV U.S.’s higher programming costs resulted mostly from DIRECTV U.S.’s increased number of subscribers, including those subscribers acquired through the NRTC and Pegasus transactions, and annual program supplier rate increases.

Higher gross subscriber additions, including 76,000 new subscribers that DIRECTV U.S. acquired in the former NRTC territories during the third quarter of 2004, and the increase in SAC per subscriber primarily drove the increase in subscriber acquisition costs. The higher SAC per subscriber was mostly due to an increase in the number of set-top receivers provided to new subscribers, which rose from an average of about 2.0 set-top receivers per new subscriber during the nine months ended September 30, 2003 to about 2.5 during the nine months ended September 30, 2004 and an increase in the number of subscribers purchasing DVRs and the change in DIRECTV U.S.’s method of accounting for subscriber acquisition, upgrade and retention costs. See “—Accounting Changes” set forth below and note 2 to our consolidated financial statements incorporated by reference in this prospectus. These increases were partially offset by a decrease in the costs of set-top receivers and lower marketing costs per subscriber due to the effect of DIRECTV U.S.’s higher gross subscriber additions.

Increased volume under DIRECTV U.S.’s DVR, high-definition, local channel upgrade and movers programs as well as an increased number of subscribers provided with multiple set-top receivers under other upgrade and retention programs drove most of the increase in upgrade and retention costs. Upgrade and retention costs increased $39 million during the nine months ended September 30, 2004 compared to the same period of 2003 due to the change in DIRECTV U.S.’s method of accounting for subscriber acquisition, upgrade and retention costs, which was effective January 1, 2004. See “—Accounting Changes” set forth below and note 2 to our consolidated financial statements incorporated by reference in this prospectus.

DIRECTV U.S.’s higher subscriber service expenses resulted primarily from increased costs due to DIRECTV U.S.’s larger subscriber base. General and administrative expenses increased $43.2 million compared to the first nine months of 2003 due mostly to higher bad debt expense resulting from increased activity associated with a larger subscriber base and higher employee compensation costs related to stock options and restricted stock units.

DIRECTV Latin America Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

	Nine Months Ended September 30,		Change
	2004	2003	$	%
	(in millions, except subscriber data)
Revenues	$493.2	$438.7	$54.5	12.4%
Operating loss	(65.6)	(218.9)	153.3	70.0%
Total number of subscribers (000’s)	1,553	1,449	104	7.2%
Net subscriber addition (losses) (000’s)	54	(133)	187	—%
ARPU	$35.84	$32.22	$3.62	11.2%

The increase in revenues is primarily a result of the consolidation of the Venezuelan and Puerto Rican local operating companies as a result of our adoption of FIN 46 on July 1, 2003 and an increase in subscribers since the third quarter of 2003.

The 187,000 change in net subscriber additions resulted primarily from the continued stable economic conditions in the region compared to the same period in the prior year. The increase in ARPU was primarily a result of the increase in revenues and the consolidation of the Venezuelan and Puerto Rican local operating companies on July 1, 2003.

The improvement in operating loss was primarily due to higher revenues discussed above and lower programming costs as a result of the renegotiation or termination of certain contracts as part of the bankruptcy proceedings.

Network Systems Segment

The following table provides operating results for the Network Systems segment:

	Nine Months Ended September 30,		Change
	2004	2003	$	%
	(in millions)
Revenues	$875.8	$864.8	$11.0	1.3%
Operating loss	(1,546.8)	(100.4)	(1,446.4)	—%

The increase in revenues resulted from higher revenues from the enterprise and residential DIRECWAY businesses, partially offset by the lower sales of DIRECTV set-top receivers since the sale of the set-top receiver manufacturing operations to Thomson in June 2004. Total revenues for the sale of set-top receivers were $306.6 million and $337.4 million for the nine months ended September 30, 2004 and 2003, respectively. Included in the total revenues for the sale of set-top receivers are intercompany sales to DIRECTV U.S. of $152.0 million and $115.0 million for the nine months ended September 30, 2004 and 2003, respectively.

The increase in operating loss in the nine months ended September 30, 2004 compared with the nine months ended September 30, 2003 is primarily due to the $1,466.1 million asset impairment charge related to SPACEWAY discussed above in “Strategic Developments.”

Eliminations and Other

The elimination of revenues increased to $175.3 million for the nine months ended September 30, 2004 from $126.1 million for the nine months ended September 30, 2003. The increase was primarily due to increased shipments of DIRECTV receiving equipment from the Network Systems segment to the DIRECTV U.S. segment.

Operating loss from Eliminations and Other increased to $148.8 million for the nine months ended September 30, 2004 from $59.9 million for the nine months ended September 30, 2003. The increase resulted primarily from the $51.4 million of charges in the first nine months ended September 30, 2004 for severance and related costs under our pension benefit plans, $28.8 million of retention costs and an increase in stock-based compensation costs, partially offset by a general reduction in corporate costs.

Liquidity and Capital Resources

During the first nine months of 2004, our cash and cash equivalents balance increased $1,588.6 million to $3,308.7 million. This increase resulted primarily from the $2.64 billion in cash received at the close of the sale of our interest in PanAmSat, $510.5 million of cash proceeds from the sale of investments, including the sale of our investment in XM Satellite Radio, $250.0 million of cash proceeds from the sale of HNS’ set-top receiver manufacturing operations to Thomson, and $226.5 million of cash proceeds from the sale of HNS’ approximately 55% ownership interest in HSS to Flextronics. These increases in cash were partially offset by $976.5 million in cash payments to NRTC, NRTC members and Pegasus for the acquisition of their subscribers and certain other assets, expenditures for satellites and property of $763.7 million, cash used for the $201.0 million prepayment under the DIRECTV U.S. senior secured credit facilities, and cash used for DLA LLC’s payments to creditors of $203.9 million after its emergence from bankruptcy. In addition to our existing cash balances, DIRECTV U.S. has the ability to borrow up to $250.0 million under its existing revolving credit facility.

As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) at September 30, 2004 and December 31, 2003 was 1.98 and 1.77, respectively.

In October 2004, we paid $398 million related to the Sky Transactions using our available cash balances.

Beyond 2004, capital expenditures will increase, as we fund our satellite deployment plan to provide additional content such as HDTV and interactive services. The financing transactions completed in 2003, as described in more detail in our Annual Report on Form 10-K for the year ended December 31, 2003 (as amended by our Current Report on Form 8-K filed on June 3, 2004), were designed to provide liquidity to fund our existing business plan. As a result, we expect to fund our existing business plan from a combination of current cash balances, cash provided from operations and the $250 million of available borrowing capacity at DIRECTV U.S. under its revolving credit facility.

Notes Payable and Credit Facilities

At September 30, 2004, we had $2,432.7 million in total borrowings. Our outstanding borrowings primarily consist of notes payable and amounts borrowed under credit facilities as more fully described below. During the first quarter of 2003, DIRECTV Holdings LLC and its subsidiaries raised approximately $2.6 billion of cash through the issuance of $1.4 billion of senior notes and $1.2 billion of borrowings under term loans pursuant to its senior secured credit facilities described more fully below. We used a portion of these proceeds to repay the $506.3 million outstanding principal balance plus accrued interest under a prior credit facility agreement, which was then terminated.

DIRECTV U.S.’s $1.4 billion in registered senior notes are due in 2013 and bear interest at 8.375%. Principal on the senior notes is payable upon maturity, while interest is payable semi-annually. The senior notes are unsecured and have been fully and unconditionally guaranteed, jointly and severally, by each of DIRECTV U.S.’s material domestic subsidiaries (other than DIRECTV Financing Co., Inc.). The DIRECTV Group, Inc. is not an obligor under the notes.

DIRECTV U.S.’s senior secured credit facilities consist of term loans and a $250.0 million revolving credit facility. As of September 30, 2004, $1,011.8 million was outstanding under the term loans and the revolving credit facility was undrawn. DIRECTV U.S. is required to pay a commitment fee of 0.50% per year on the unused commitment under the revolving credit facility. Borrowings under the term loans bear interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus 2.00%. The interest rate may be increased or decreased under certain conditions. The term loans mature in 2010 and the revolving credit facility matures in 2008. Principal payments under the term loans are due primarily in 2008 to 2010. However, at each year end DIRECTV U.S. may be required to make a computation of excess cash flows for the year, as defined by the senior secured credit facilities agreement, which could result in DIRECTV U.S. making a prepayment, under the term loans. Based upon the calculated excess cash flows for the year ended December 31, 2003, DIRECTV U.S. made a prepayment of our term loans of $201.0 million on April 15, 2004.

The revolving portion of the senior secured credit facilities is available to fund DIRECTV U.S.’s working capital and other requirements. The senior secured credit facilities are secured by substantially all of DIRECTV U.S.’s assets and by our ownership interest in DIRECTV Holdings LLC and are fully and unconditionally guaranteed, jointly and severally, by all of DIRECTV U.S.’s material domestic subsidiaries. The DIRECTV Group, Inc. is not an obligor under the senior secured credit facilities.

As of September 30, 2004, our short-term borrowings, notes payable, credit facilities and other borrowings mature as follows: $14.0 million in the remainder of 2004; $11.3 million in 2005; $14.2 million in 2006; $12.0 million in 2007; $252.9 million in 2008; and $2,128.3 million thereafter. However, these amounts do not reflect potential prepayments that may be required under DIRECTV U.S.’s senior secured credit facilities.

We are currently evaluating the terms of our senior secured credit facilities and other outstanding indebtedness. We may in the near future consider refinancing opportunities or otherwise modifying the maturity, amount and covenants contained therein, through amendments, restatements or otherwise depending on then-existing market conditions.

Covenants and Restrictions

The senior secured credit facilities require DIRECTV U.S. to comply with certain financial covenants. The senior notes and the senior secured credit facilities also include covenants that restrict DIRECTV U.S.’s ability to, among other things: (i) incur additional indebtedness; (ii) place liens upon assets; (iii) make distributions; (iv) pay dividends to us or make certain other restricted payments and investments; (v) consummate asset sales; (vi) enter into transactions with affiliates; (vii) conduct businesses other than DIRECTV U.S.’s current or related businesses; (viii) merge or consolidate with any other person; (ix) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of DIRECTV U.S.’s assets; (x) make voluntary prepayments of certain debt (including any repayment of the senior notes); and (xi) make capital expenditures. Should DIRECTV U.S. fail to comply with its covenants, all or a portion of the borrowings under the senior notes and the senior secured credit facilities could become immediately payable. At September 30, 2004, DIRECTV U.S. was in compliance with all such covenants.

Commitments and Contingencies

For a discussion of “Commitments and Contingencies,” see Note 9 to our unaudited consolidated financial statements which are incorporated by reference in this prospectus.

Certain Relationships and Related-Party Transactions

In the ordinary course of our operations, we enter into transactions with related parties to purchase and/or sell broadcast programming, advertising, equipment and inventory. Transactions entered into with GM and its affiliates prior to December 23, 2003 were considered related-party transactions. Other related parties include DTVLA’s Puerto Rican and Venezuelan local operating companies prior to their consolidation with DTVLA on July 1, 2003. As a result of the completion of the News Corporation transactions, beginning on December 23, 2003, News Corporation and its affiliates are considered related parties.

As of September 30, 2004, we had the following types of contractual arrangements with related parties: purchase of programming, products and advertising from News Corporation entities; license of certain intellectual property, including patents, from News Corporation entities; purchase of system access products and support services; and sale of advertising space.

For the nine months ended September 30, 2004, we had approximately $7.0 million of sales transactions and $343.7 million of purchase transactions with News Corporation and its affiliates. As of September 30, 2004, we had approximately $0.2 million of accounts receivable and $90.6 million of accounts payable resulting from transactions with related parties.

Effective March 1, 2004, NDS Limited, a subsidiary of News Corporation, became the exclusive provider of conditional access products and services, including system access cards, a key component of the access security system in set-top receivers, to DIRECTV U.S. NDS Limited is responsible for developing and periodically replacing system access cards during the term of the agreement.

Accounting Changes and New Significant Accounting Policy

Subscriber Acquisition, Upgrade and Retention Costs.    Effective January 1, 2004, we changed our method of accounting for subscriber acquisition, upgrade and retention costs. Previously, we deferred a portion of these costs, equal to the amount of profit to be earned from the subscriber, typically over the 12 month subscriber contract, and amortized to expense over the contract period. We now expense all subscriber acquisition, upgrade and retention costs as incurred as subscribers activate the DIRECTV service. We determined that expensing such costs was preferable to the prior accounting method after considering the accounting practices of competitors and companies within similar industries and the added clarity and ease of understanding our reported results for investors. As a result of the change, on January 1, 2004, we expensed our deferred subscriber acquisition cost balance of $503.9 million as a cumulative effect of accounting change. The amount of the cumulative effect was $310.5 million, net of taxes.

For additional information regarding “Accounting Changes,” see Note 2 to our consolidated financial statements which are incorporated by reference in this prospectus.

Recognition of Rebate Related to Long-Term Purchase Agreement.    As part of our sale of HNS’ set-top receiver manufacturing operations to Thomson in June 2004, DIRECTV U.S. entered into a long-term purchase agreement with Thomson for the supply of set-top receivers.  As part of this transaction, DIRECTV U.S. can earn an additional $50 million rebate from Thomson if Thomson’s aggregate sales of DIRECTV U.S.’s set-top receivers equal at least $4 billion over the initial five year contract term plus an additional one year optional extension period, or the Contract Term. DIRECTV U.S. can also earn, on a pro rata basis, an additional $100 million rebate from Thomson if Thomson’s aggregate sales of DIRECTV U.S.’s set-top receivers are in excess of $4 billion and up to $6 billion during the Contract Term. DIRECTV U.S. has determined that, based upon projected set-top receiver requirements, it is probable and reasonably estimable that the minimum purchase requirement will be met for the $50 million rebate during the Contract Term. A proportionate amount of the $50 million rebate is recorded as a credit to “Subscriber acquisition costs” and/or “Upgrade and retention costs” in the consolidated statements of operations upon set-top receiver activation, over the initial contract period with a corresponding entry to “Accounts receivable, net” in the consolidated balance sheets. However, DIRECTV U.S. will not be paid the $50 million rebate by Thomson until it meets the minimum purchase requirement. DIRECTV U.S.’s probability assessment for meeting the minimum purchase requirement is based on its current and future business projections, including its belief that existing and new subscribers will likely acquire new set-top receivers due to certain technological advances. Any negative trends in the purchase of set-top receivers for existing and new subscribers may materially impact its ability to earn the rebate. On a quarterly basis, DIRECTV U.S. will continue to assess whether the rebate is probable over the Contract Term. If DIRECTV U.S. subsequently determines that it is no longer probable that it will earn the rebate, the amount of the credit recognized to date would be required to be reversed as a charge to the consolidated statement of operations at the time such determination is made.

Security Ratings

The DIRECTV Group, Inc.

On April 20, 2004, Moody’s placed the rating for us on review for possible upgrade following the announcement of the sale of our interest in PanAmSat. In connection with this review, which concluded on January 24, 2005, Moody’s no longer rates The DIRECTV Group, Inc., consistent with its normal practice of only rating the primary debt issuer.

On August 9, 2004, Standard and Poor’s Rating Services, or S&P, affirmed its ratings on our long-term corporate credit rating of BB, removed the ratings from CreditWatch and assigned a positive outlook. On February 2, 2005, S&P affirmed the ratings and revised the outlook to stable, citing potential share repurchase activity while discretionary cash flow was negative.

DIRECTV U.S.

On April 20, 2004, Moody’s placed the long-term debt ratings for DIRECTV U.S. on review for possible upgrade following the announcement of the sale of our interest in PanAmSat. On January 24, 2005, Moody’s concluded its review and raised DIRECTV U.S.’s senior implied rating to Ba2, senior secured rating to Ba1, senior unsecured rating to Ba2, and issuer rating to Ba3 with a stable outlook to reflect improving operating performance under new management and increased focus on the core satellite pay-television business. Moody’s did note concern in its ratings action that further ratings improvement may be constrained by the competitive environment.

On August 9, 2004, S&P affirmed its ratings on DIRECTV U.S.’s senior secured credit facilities of BB and DIRECTV U.S.’s $1.4 billion senior unsecured notes of BB-, removed the ratings from CreditWatch and assigned a positive outlook. On February 2, 2005, S&P affirmed the ratings and revised the outlook to stable in connection with the ratings action on The DIRECTV Group, Inc.

COMPANY HISTORY

We were incorporated in Delaware in 1977 and were subsequently acquired by GM in 1985. From 1985 to 2003, we were a wholly-owned subsidiary of GM. Upon GM’s acquisition of us, GM issued GM Class H common stock as a “tracking stock” designed to provide holders with financial returns based on our financial performance. Holders of GM Class H common stock had no direct rights in our equity or assets, but rather had rights in the equity and assets of GM (which included 100% of our stock).

On December 22, 2003, we, GM and News Corporation completed a series of transactions that resulted in our split-off from GM and the simultaneous sale of GM’s 19.8% interest in us to News Corporation. GM received approximately $3.1 billion in cash and 28.6 million News Corporation Preferred American Depository Shares, or ADSs, in these transactions. GM split-off our company by distributing our common stock to the holders of the GM Class H common stock in exchange for their GM Class H common shares on a one-for-one basis. Immediately after the split-off, News Corporation acquired an additional 14.2% of our outstanding common stock from the former GM Class H common stockholders, which provided News Corporation with a total of 34% of our outstanding common stock. GM Class H common stockholders received about 0.8232 shares of our common stock and about 0.09207 News Corporation Preferred ADSs for each share of GM Class H common stock held immediately prior to the closing of the transactions. In addition, we paid to GM a special cash dividend of $275 million in connection with the transactions. Upon completing these transactions, News Corporation transferred its 34% interest in us to its subsidiary, Fox Entertainment. As a result of these transactions, we became a publicly-traded company.

In order to preserve the tax-free status of our split-off from GM, we agreed to certain covenants designed to prevent us from taking any action that might jeopardize the tax-free status of the split-off share exchange. As a result, our ability to issue or purchase any equity capital prior to December 23, 2005 is restricted, absent approval from GM, favorable Internal Revenue Service rulings or opinions of tax counsel. Representatives of GM have advised us of their belief that the foregoing covenants restrict our ability to repurchase shares prior to December 23, 2005 other than in open market purchases that are consistent with certain representations previously made to the Internal Revenue Service in connection with its ruling on the tax-free status of the split-off. As a result, GM has advised us that, under present circumstances, it will not consent to negotiated purchases of stock by us, but would not object to open market purchases consistent with our representations and otherwise in compliance with our agreements with GM. We have not determined whether we will engage in any such open market purchases of our shares.

In February 2004, we announced our intent to restructure the company from a corporate conglomerate to one focused on the DTH satellite businesses. On March 16, 2004, we changed our corporate name from Hughes Electronics Corporation to The DIRECTV Group, Inc. Effective on March 17, 2004, our ticker symbol on the NYSE was changed from “HS” to “DTV.” Our name was changed to better reflect our commitment to building our business around the DIRECTV businesses. Also in 2004, and consistent with our strategy to focus on the DTH satellite businesses, we sold or agreed to sell most of our non-strategic businesses, investments and assets, including our approximately 80.4% interest in PanAmSat and certain businesses and assets of HNS.

BUSINESS

We are a leading provider of digital television entertainment in the United States and Latin America. Our business segments, which are differentiated by their products and services as well as geographic location, are DIRECTV U.S. and DTVLA, which are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial customers, and the Network Systems segment, which is a provider of satellite-based private business networks and broadband Internet access. Our goal is to provide the best television experience to our customers and we will continue our focus on providing our customers compelling and differentiated content, a technologically advanced DTH satellite platform and superior customer service.

Each of our segments is discussed in more detail below:

•	DIRECTV U.S. DIRECTV U.S. is the largest provider of DTH digital television services and the second largest provider in the MVPD industry in the United States. As of December 31, 2004, DIRECTV U.S. had approximately 13.94 million subscribers in the United States. DIRECTV U.S.’s average monthly revenue per subscriber, or ARPU, was $66.75 for the twelve months ended December 31, 2004.

•	DTVLA. As of December 31, 2004, DTVLA had approximately 1.65 million subscribers in Latin America. In October 2004, we entered into the Sky Transactions. The Sky Transactions are designed to strengthen the operating and financial performance of DTVLA. See “—DIRECTV Latin America” for more information related to these transactions.

•	Network Systems. HNS constitutes our Network Systems segment. HNS is a leader in the market for satellite-based private business networks (commonly known as VSATs) and consumer broadband Internet access marketed under the DIRECWAY® brand. In 2004, we completed the sale of HNS’ set-top receiver manufacturing operations to Thomson and the sale of HNS’ 55% ownership interest in HSS to Flextronics. Also in December 2004, we announced an agreement to sell a 50% interest in a new entity that will contain substantially all of the remaining assets of HNS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Events Affecting the Comparability of our Results of Operations—Strategic Developments” for more information related to these transactions.

DIRECTV U.S.

DIRECTV U.S. is the largest provider of DTH television services and the second largest MVPD provider in the United States, in each case based on the number of subscribers. DIRECTV U.S. provides its customers with access to hundreds of channels of digital-quality video and audio programming that are transmitted directly to its customers’ homes or businesses via high-powered geosynchronous satellites.

DIRECTV U.S. believes it provides one of the most extensive collections of programming available in the MVPD industry. DIRECTV U.S. currently distributes to its customers more than 1,200 digital video and audio channels, including about 130 basic entertainment channels, 31 premium movie channels, over 35 regional and specialty sports networks, an aggregate of over 1,000 local channels, over 50 Spanish and other foreign language special interest channels, up to 55 pay-per-view movie and event choices and seven national high-definition television channels as well as network high-definition programming generally in certain local markets. Although DIRECTV U.S. distributes over 1,000 local channels, a customer receives only the local channels in the customer’s home market. DIRECTV U.S. currently provides local channel coverage to approximately 130 markets, or about 92% of U.S. television households.

DIRECTV U.S. also provides premium professional and collegiate sports programming such as the NFL SUNDAY TICKET package, which allows subscribers to view the biggest selection of NFL games available each Sunday during the regular season. Under its contract with the NFL, DIRECTV U.S. has exclusive rights to provide this service through 2010, including rights to provide related high-definition and interactive services.

To subscribe to DIRECTV U.S.’s service, customers purchase receiving equipment from DIRECTV U.S. or through one of approximately 12,000 retail locations in the United States, including Best Buy and Circuit City, as well as independent satellite television retailers, dealers and RBOCs.

The receiving equipment consists of a small receiving satellite dish antenna, a digital set-top receiver and a remote control, which is referred to as a “DIRECTV System.” After purchasing and installing a DIRECTV System, customers activate DIRECTV U.S.’s service by calling DIRECTV U.S. and subscribing to one of DIRECTV U.S.’s programming packages.

Key Strengths

DIRECTV U.S.’s business is characterized by the following key strengths:

•	Large Subscriber Base. DIRECTV U.S. is the largest DTH television services provider and the second largest MVPD provider in the United States, in each case based on the number of subscribers. DIRECTV U.S. believes that its large subscriber base provides it with the opportunity to obtain programming on favorable terms and secure unique and exclusive programming. DIRECTV U.S. also believes that its large subscriber base contributes to achieving other economies of scale in areas such as DIRECTV system equipment purchasing, customer service and broadcast operations.

•	Leading Brand Name. Results from a study DIRECTV U.S. commissioned in 2004 indicated that over 85% of consumers in the United States are aware of the DIRECTV service. DIRECTV U.S. believes the strength of its brand is an important factor in its ability to attract new customers. In addition, DIRECTV U.S. believes its recognized brand name enhances its ability to secure strategic alliances with programmers, distributors and other technology and service providers.

•	High-Quality Digital Picture and Sound. DIRECTV U.S.’s video and audio programming is 100% digitally delivered, providing customers with digital-quality video pictures and CD-quality sound. We believe this compares favorably with cable providers that continue to offer popular programming in an analog format and only offer a limited selection of digital channels for an additional fee.

•	Substantial Channel Capacity and Programming Content. As a result of its significant channel capacity, DIRECTV U.S. believes it is able to deliver to its customers one of the widest selections of local and national programming available today in the United States, including exclusive programming such as the NFL SUNDAY TICKET package and international programming such as the DIRECTV PARA TODOS service, which is designed for Spanish-speaking customers in the United States.

•	Superior Customer Service. DIRECTV U.S. has attained top rankings in customer satisfaction studies for its industry, including being ranked #1 among satellite and cable TV companies for the last 3 years according to the American Customer Satisfaction Index conducted by the University of Michigan. DIRECTV U.S. believes that providing high-quality customer service is an important element in minimizing its subscriber disconnection, or churn rate, and attracting new subscribers.

•	Valuable Orbital Slots and Satellite-Based Technology. DIRECTV U.S. believes its regulatory authorization to use desirable orbital slots and broadcast spectrum helps sustain its position as one of the leading companies in the MVPD industry. The FCC has designated three DBS orbital slots in the Ku-Band spectrum that provide full coverage across the 48 contiguous states of the United States, often referred to as “CONUS” coverage. Within these three orbital slots, there are 96 assigned DBS frequencies. DIRECTV U.S. holds licenses to broadcast its services from 46 of these 96 DBS frequencies. In addition, we hold licenses in the Ka-Band spectrum in three CONUS orbital slots which we intend to use primarily for the broadcast of high-definition programming.

DIRECTV U.S.’s satellite-based service provides it with many advantages over ground-based cable television services, including the ability to distribute hundreds of channels to millions of recipients nationwide with minimal incremental infrastructure cost per additional subscriber, comprehensive coverage to areas with low population density in the United States and the ability to quickly introduce new services to a large number of customers.

•	Association with a Leading Global Media Company. With News Corporation, a leading global media company, owning 34% of the outstanding common stock of The DIRECTV Group, DIRECTV U.S. is associated with a company that has unrivaled experience in developing and managing successful pay-television platforms around the world. DIRECTV U.S. believes that its association with News Corporation will continue to improve its competitive position and growth prospects.

Business Strategy

DIRECTV U.S.’s overall goal is to provide customers with the best television experience in the United States. Its strategy focuses on offering its customers differentiated and exclusive content, attaining leadership in technology and enhancing its sales and marketing, distribution and customer service.

•	Offer Differentiated and Exclusive Content. To fulfill its goal, DIRECTV U.S. believes it must have the most extensive collection of valuable programming services available. DIRECTV U.S. will improve its programming service by expanding its HDTV programming, introducing new interactive services, continuing to distribute local channel programming to additional markets, enhancing its new electronic program guide and expanding its international programming. For example, in November 2004, DIRECTV U.S. announced an agreement with the National Football League to extend its exclusive rights to carry the NFL SUNDAY TICKET package through the 2010 season. In addition, DIRECTV U.S. gained the right to develop and significantly expand the package and expects to introduce innovative new features, interactive services and expanded programming for NFL SUNDAY TICKET package subscribers.

•	Expand HDTV Programming. DIRECTV U.S. launched its DIRECTV® HD programming package on July 1, 2003, and currently offers seven national HDTV channels, network HDTV programming from FOX, ABC, CBS and NBC in their owned and operated markets as well as several NFL games through our NFL SUNDAY TICKET package. In September 2004, DIRECTV U.S. announced plans to launch four new satellites that will provide it with the capacity to offer greatly expanded HDTV programming, including local HDTV programming, by 2007. The first two of these satellites, SPACEWAY 1 and SPACEWAY 2, are expected to launch by mid-2005 and will provide HDTV programming to over half of U.S. television households. The next two satellites, DIRECTV 10 and DIRECTV 11, are expected to launch in 2007. In total, these four new satellites will be capable of broadcasting more than 1,500 local and 150 national high-definition channels to all U.S. television households, although a customer receiving local high-definition channels will generally only receive such channels in the customer’s home market.

•	Introduce New Enhanced and Interactive Services. DIRECTV U.S. believes that enhanced and interactive services will become an important part of the DIRECTV customer experience. For example, DIRECTV U.S. recently launched three new DIRECTV Mix Channels (one each for news, sports and kids) that enable customers to view up to six live channels in each genre all on one screen. In addition, DIRECTV U.S. intends to launch DIRECTV Active™ in the first quarter of 2005, which will offer services such as local weather information, financial market summaries and other interactive services. DIRECTV U.S. also plans to add Mix Channels and interactive services to the NFL SUNDAY TICKET package and it is developing services that will use the DVR to provide content-on-demand services.

•	Expand Local Channel Service. Over the last several years, expanded local channel service has been a significant driver of DIRECTV U.S.’s growth. In general, DIRECTV U.S. attains greater subscriber growth, lower churn and higher ARPU in those markets where it delivers local channels to subscribers. As of December 31, 2004, DIRECTV U.S. offered local channels to 100 million television households in 130 markets representing 92% of all television households. In 2005, DIRECTV U.S. plans to introduce local channels to an additional nine markets representing approximately 1.7 million television households.

•	Enhanced Electronic Program Guide. DIRECTV U.S. believes it is essential for customers to be able to navigate easily through the hundreds of channels that it offers. In 2004, DIRECTV U.S. introduced an improved on-screen electronic program guide with enhanced features for viewing, navigating and searching for programs. DIRECTV U.S. intends to continue to improve the electronic program guide by periodically downloading (through our satellites) software enhancements.

•	Expand International Programming. DIRECTV U.S. plans to continue to expand its international programming because it believes there is a large underserved market for these services in the United States. In 2004, DIRECTV U.S. added a total of 15 new international channels and now offers over 50 international channels. In addition, DIRECTV U.S. significantly enhanced its DIRECTV PARA TODOS service, which is designed for Spanish-speaking customers in the United States, by adding new exclusive channels and introducing more compelling programming packages.

•	Technology Leadership. DIRECTV U.S. believes that technological leadership will be important to its ability to introduce services that are easy to use and customer-friendly and also reduce costs. DIRECTV U.S. believes that advancements in its technology will lead to more standardized set-top receivers, enhanced DVRs, expanded high-definition programming, a whole-house entertainment solution, improved channel compression and reduced signal theft.

•	Standardize Set-top Receivers and Remote Controls. DIRECTV U.S. believes that a standardized set-top receiver and remote control is an important contributor to customer satisfaction. In 2004, authorized manufacturers of DIRECTV equipment began migrating to a new standardized specification that DIRECTV U.S. designed to improve the overall DIRECTV customer experience. Under this new strategy, the DIRECTV brand is the prominent brand on all DIRECTV equipment, replacing the various consumer electronics brand names historically shown on DIRECTV equipment. In addition, by incorporating a common technology standard into the design and manufacture of the DIRECTV set-top receivers along with other efficiencies, DIRECTV U.S. believes it can drive manufacturing costs lower while bringing newly-developed or enhanced features and functionality to market more quickly.

•

Enhance Digital Video Recorders.    A cornerstone of DIRECTV U.S.’s strategy is to use set-top receivers that incorporate DVR technology. These products digitally record television programs without videotape and allow customers to pause and rewind live television, create their own television programming lineups based on personal preferences and watch one live program while simultaneously recording another. DIRECTV U.S. currently has a non-exclusive arrangement with TiVo to provide DVR functionality in selected set-top receivers. Beginning in 2005, DIRECTV U.S. intends to offer new DVRs using technology from TiVo and other third parties that provide DIRECTV U.S. the capability to offer additional interactive services and provide significantly more storage capacity for its customers.

•	Introduce DIRECTV Home Media Center. DIRECTV U.S. plans to introduce the DIRECTV Home Media Center in late 2005. This whole-house entertainment solution will allow DIRECTV customers to access content, expected to include digitally-recorded video, digital photos and digital music, seamlessly from all television sets in a household. The DIRECTV Home Media Center, which will have the most technologically-advanced DIRECTV receiver developed, will provide DVR functionality and support high-definition and standard-definition video signals.

•	Improve Channel Compression. DIRECTV U.S., along with several technology partners, is developing advanced transmission and video compression capabilities to help it significantly expand all of its standard and high-definition video offerings by allowing us to provide more channels using the same transponder capacity.

•	Reduce Signal Theft. DIRECTV U.S. has undertaken and will continue to take various initiatives with respect to its conditional access system to further enhance the security of the DIRECTV signal. To help combat signal theft, DIRECTV U.S. is providing its customers with more advanced access cards that it believes significantly enhances the security of the DIRECTV signal. In addition, DIRECTV U.S. continues to seek out and prosecute signal thieves with its own internal efforts and with the support of local, state and federal law enforcement agencies.

•	Enhanced Sales and Marketing, Customer Service and Distribution. DIRECTV U.S. also intends to drive subscriber growth by continuing to expand its distribution while enhancing its sales and marketing along with customer service.

•	Expand Distribution. While DIRECTV U.S. expects to maintain its strong relationships with its core retailers and dealers, DIRECTV U.S. also will continue to develop and strengthen its direct sales channels and strategic marketing alliances with RBOCs, such as BellSouth, Verizon and Qwest. In addition, DIRECTV U.S. expects to significantly improve its sales and distribution in the NRTC territories as a result of its purchase of the NRTC distribution rights in the second half of 2004. DIRECTV U.S. is also pursuing new relationships with home builders to provide and install DIRECTV Systems in new housing developments, as well as expanding its marketing focus on residential multiple dwelling units.

•	Enhance Sales and Marketing. DIRECTV U.S. expects to achieve continued strong subscriber growth through aggressive marketing and promotion that will exploit the strength of the DIRECTV brand.

•	Improve Customer Service. DIRECTV U.S. expects to continue to focus on improving customer service in 2005. By selectively in-sourcing specific customer service functions, DIRECTV U.S. plans to assume more accountability and control of its customers’ experiences. For example, in the second half of 2004, DIRECTV U.S. opened two new owned and operated customer call centers. In 2005, DIRECTV U.S. plans to expand company owned and operated call centers and continue to enhance telephone-based and web-based self-care capabilities. These additions are expected to enhance customer convenience and heighten overall customer service.

Infrastructure

Satellites.    DIRECTV U.S. currently uses a fleet of six satellites to broadcast its service from our 101 WL, 110 WL and 119 WL orbital locations. DIRECTV U.S. also broadcasts from 72.5 WL under its arrangement with Telesat, Industry Canada and the FCC. Additionally, DIRECTV U.S. broadcasts from 95 WL using transponders on a satellite it leases. Most of DIRECTV U.S.’s programming is distributed from 101 WL.

The FCC licensed DIRECTV U.S. to operate 46 DBS frequencies at various orbital positions including 32 frequencies at the 101 WL orbital location, 11 frequencies at the 119 WL orbital location, and three frequencies at the 110 WL orbital location. In the third quarter of 2004, DIRECTV U.S. obtained final approval from the FCC and Industry Canada to use the 72.5 WL orbital location of Telesat. As a part of DIRECTV U.S.’s arrangement with Telesat, DIRECTV U.S. transferred its DIRECTV 3 satellite, which was previously used as an in-orbit spare, to the 82 WL orbital location for use by Telesat and relocated its DIRECTV 5 satellite to the 72.5 WL orbital location, where it broadcasts its service using 16 frequencies.

Satellites Under Construction.    DIRECTV U.S. currently has seven satellites under construction. DIRECTV 8, which is expected to launch in the second quarter of 2005, will likely replace the DIRECTV 2 satellite, which is expected to reach the end of its useful life in approximately two years. DIRECTV 9S, which is expected to launch in the first quarter of 2006, will serve as backup for the DIRECTV 4S and DIRECTV 7S satellites.

In the third quarter of 2004, DIRECTV U.S. announced a plan for five new next-generation satellites. DIRECTV U.S. plans to launch SPACEWAY 1 and SPACEWAY 2 in 2005. DIRECTV U.S. also plans to launch DIRECTV 10 and DIRECTV 11 in early 2007. These four satellites will provide DIRECTV U.S. with increased capability for local and national high-definition channels, as well as capacity for new interactive and enhanced services and standard-definition programming. Once launched, these satellites will operate from the 99 WL and 103 WL orbital slots and will utilize Ka-band frequencies. In addition, DIRECTV 12S is also being built and will serve as a ground spare.

Summary Satellite Data. The following table provides information on our in-orbit satellites and those we expect to launch in 2005.

Satellite Name	Model	Orbital Slot	Coverage	Insured	Estimated Fuel Life	Launch Date (Anticipated)
DIRECTV 1 (1)	Boeing 601	101 WL	CONUS and Alaska	No	2009	12/93
DIRECTV 2	Boeing 601	101 WL	CONUS and Alaska	No	2007	8/94
DIRECTV 3 (2)	Boeing 601	82 WL	Canada	No	2011	6/95
DIRECTV 1R (3)	Boeing 601 HP	101 WL	National	No	2014	10/99
DIRECTV 4S	Boeing 601 HP	101 WL	National and Spot Beam	No	2008 (7)	11/01
DIRECTV 5 (4)	Loral LS 1300	72.5 WL	National and Puerto Rico (6)	Yes	2022	5/02
DIRECTV 6 (5)	Loral LS 1300	110 WL	National and Puerto Rico	No	2007	3/97
DIRECTV 7S	Loral LS 1300	119 WL	National and Spot Beam	Yes	2021	5/04
DIRECTV 8	Loral LS 1300	n/a	National and Spot Beam	n/a	n/a	(Spr. ‘05)
SPACEWAY 1	Boeing 702	n/a	National and Spot Beam	n/a	n/a	(Spr. ‘05)
SPACEWAY 2	Boeing 702	n/a	National and Spot Beam	n/a	n/a	(Spr. ‘05)

(1)	DIRECTV 1 experienced a failure of the primary signal control processor in the summer of 1998 and is operating on the spare control processor.
(2)	DIRECTV 3 experienced a failure of the primary signal control processor in the spring of 2002 and is operating on the spare signal control processor. DIRECTV 3 is currently providing service in Canada from a Canadian DBS orbital location pursuant to a Canadian license.
(3)	DIRECTV 1R experienced a failure of the primary xenon ion propulsion system power processing units in the summer of 2002. The xenon ion propulsion system is not currently in use, and DIRECTV 1R is operating on the liquid fuel system which will provide an estimated fuel life through 2014, the design life of the satellite. If the redundant xenon ion propulsion subsystem is successfully activated at the end of this period, the estimated fuel life could extend to 2024.
(4)	DIRECTV 5 experienced the failure of one of the chemical propulsion thrusters in the fall of 2002. The satellite is operating nominally using the remaining thrusters. DIRECTV 5 is providing service into the United States from a Canadian DBS orbital location pursuant to a Canadian license.
(5)	DIRECTV 6 has experienced significant ongoing solar array failure which has limited the number of transponders over which it transmits services.
(6)	While DIRECTV 5 and DIRECTV 6 are capable of serving Puerto Rico, DIRECTV service in Puerto Rico is provided by DTVLA.
(7)	DIRECTV 4S is currently operating normally using both the xenon ion propulsion and chemical propulsion systems. The estimated fuel life of 2008 is based solely on the fuel life using the chemical propulsion system. Should the xenon ion propulsion system continue to operate, the estimated fuel life of DIRECTV 4S could extend as long as 2019.

Digital Broadcast Centers.    To gather programming content, ensure its digital quality, and transmit that content to its satellites, DIRECTV U.S. built two digital broadcast centers, located in Castle Rock, Colorado and Los Angeles, California. Almost all of the functions necessary to provide satellite-delivered services occur at these digital broadcast centers. Programming comes to the broadcast centers from DIRECTV U.S.’s content providers via satellite, fiber optic cable and/or special tape. Most satellite-delivered programming is then immediately digitized, encoded and uplinked to our satellites. Some programs are copied to professional video servers by the broadcast centers’ automation equipment to be broadcast later. Before any recorded programs are viewed by customers, technicians at the broadcast centers use post-production equipment to view and analyze each tape to ensure audio and video quality. Equipment at the broadcast centers also inserts program guide information, modulates, compresses and encrypts all of our programming signals prior to uplink. Each broadcast center was designed with redundant systems to minimize service interruptions from that location due to unforeseen circumstances.

Installation Network.    DIRECTV U.S.’s DIRECTV HOME SERVICES installation and service network performs service call work and approximately 40% of all new professional customer installations through 14 outsourced companies with over 12,000 technicians around the United States. For these outsourced companies, DIRECTV U.S. sets the installation and service standards, performs quality control, manages inventory and monitors the overall service network performance. In addition, DIRECTV U.S. and its retailers also utilize employer-based or contract installation providers, which perform most of the remainder of all new professional customer installations.

Customer Service Centers.    DIRECTV U.S. currently uses 17 customer service centers employing approximately 12,000 customer service representatives. Fourteen of these customer service centers, employing approximately 9,000 customer service representatives, are operated by Convergys Customer Management Group, Inc., Precision Response Corporation and ClientLogic Operating Corporation. DIRECTV U.S. owns three customer service centers located in Boise, Idaho, Tulsa, Oklahoma and Huntsville, Alabama that employ approximately 3,000 customer service representatives. Potential and existing subscribers can call a single telephone number 24 hours a day, seven days a week, to request assistance for hardware, programming, installation and technical support. DIRECTV U.S. continues to increase the functionality of telephone-based and web-based self care features in order to better manage customer service costs and improve service levels.

Satellite Insurance

DIRECTV U.S. uses launch and in-orbit insurance to mitigate the potential financial impact of satellite fleet launch and in-orbit failures unless the premium costs are considered to be uneconomical relative to the risk of satellite failure. DIRECTV U.S. does not insure against lost revenues in the event of a total or partial loss of the capacity of a satellite.

Launch Insurance.    DIRECTV U.S. has purchased launch insurance for all satellites that it has launched into orbit. Launch insurance typically covers the time frame from intentional ignition of the launch vehicle through separation of the satellite from the launch vehicle. For example, if the satellite is lost during launch or the satellite fails to achieve the proper orbital location, we would receive payment for the full insured amount. If the satellite experiences a partial loss of its communications capacity as a result of a launch vehicle malfunction, we would receive the payment for a portion of the insured amount.

The premium on a launch insurance policy can vary considerably based on the track record of the launch vehicle and other market conditions. Based upon our experience, premiums in the industry generally range from 15% to 30% of the insured amount for a policy covering the launch and one year of in-orbit coverage thereafter. Payment for the launch insurance policies is made prior to launch.

Launch insurance policies typically provide for a revenue share payment to the insurer for any revenues generated from satellites that continue to operate after a total loss benefit has been paid, or for any revenues generated from the “lost capacity” of a satellite for which a partial benefit has been paid.

In-Orbit Insurance.    As of December 31, 2004, DIRECTV U.S. had in-orbit insurance coverage for an aggregate amount of approximately $466 million for two of its eight satellites in orbit. In-orbit insurance coverage is typically for an amount comparable to launch insurance levels and generally decreases over time, based on the declining book value of the satellite. Historically, in-orbit policies have covered a period ranging from one to five years. Based on our experience, insurers today typically offer in-orbit policies that last one year or less. In-orbit policies generally provide for payment of the full insured amount if the satellite fails to maintain orbit, the satellite fails to perform in accordance with certain design specifications or 75% or more of the satellite’s communications capacity is lost. In addition, in-orbit policies generally provide for partial payment of losses if less than 75% of the satellite’s communications capacity is lost, in each case subject to applicable deductions and exclusions.

Based upon our experience, the premium for an in-orbit policy often varies from 2% to 3% per year of the insured amount. However, the premium can exceed this range depending upon the historical performance of a satellite model, the current health status of the satellite and the introduction of new satellite technology.

DIRECTV U.S. has a launch and in-orbit insurance policy that covers its DIRECTV 5 satellite through May 7, 2007 at a maximum amount payable of about $179 million. DIRECTV U.S. purchased a launch and in-orbit insurance policy that covers its DIRECTV 7S satellite through May 3, 2009 at a maximum amount payable of approximately $287 million. Due to solar array failures and loss of operational capacity, the DIRECTV 6 satellite is currently uninsurable and as of December 31, 2004 had a remaining book value of less than approximately $7 million. While DIRECTV U.S. did insure the launch of the DIRECTV 4S satellite, the insurance market conditions at the time (as influenced by the effects of the September 11, 2001 terrorist attacks and combined with proposed higher deductibles and additional satellite health related policy exclusions) made the purchase of in-orbit insurance for the DIRECTV 4S satellite commercially unreasonable. Similarly, current insurance market conditions, proposed higher insurance premiums and satellite health related policy exclusions have made the purchase of in-orbit insurance for the DIRECTV 1, 2, 3 and 1R satellites commercially unreasonable. DIRECTV U.S. continues to evaluate the feasibility of purchasing an in-orbit insurance policy covering the DIRECTV 1, 2, 3, 1R and 4S satellites and is evaluating the appropriate insurance, if any, to purchase for the three satellites we anticipate will be launched in 2005.

NRTC and Pegasus Acquisitions

Pursuant to an agreement entered into in 1992 with the NRTC, the NRTC had the exclusive right to distribute DIRECTV services transmitted from 27 of the 32 frequencies located at 101 WL to customers located primarily in rural areas of the United States. The NRTC separately contracted with its members and affiliates, including Pegasus, to provide them with rights to market and sell these services. The NRTC paid DIRECTV U.S. a fee on the revenues from these services, which were branded using the DIRECTV name pursuant to a trademark license agreement between DIRECTV U.S. and the NRTC. DIRECTV U.S. had also separately contracted with the NRTC and Pegasus, the NRTC’s largest affiliate, and permitted each of them to market and sell services, including premium services, transmitted from the other five frequencies located at the 101 WL orbital slot, as well as frequencies located at DIRECTV U.S.’s 110 WL and 119 WL orbital slots. For these separately contracted services, the NRTC and Pegasus paid DIRECTV U.S. a percentage of subscriber revenues they generated.

In 1999, the NRTC filed various lawsuits against DIRECTV U.S., and in 2000, the NRTC members, as a class, and Pegasus separately, filed various lawsuits against DIRECTV U.S. These lawsuits alleged, among other things, that DIRECTV U.S. breached the above-described agreement and sought damages and other relief. In August 2003, the NRTC and the class agreed to a settlement, which was approved by the court in January 2004. The Pegasus claims then remained outstanding.

Separately in 2001, DIRECTV U.S. sued Pegasus to recover $54 million plus interest, which DIRECTV U.S. claimed Pegasus owed to it under the marketing agreement. In May 2004, judgment in favor of DIRECTV U.S. in the amount of $63 million was entered and on June 1, 2004 Pegasus’ claims against DIRECTV U.S. were dismissed by the court.

Effective June 1, 2004, DIRECTV U.S. and NRTC agreed to end the NRTC’s exclusive DIRECTV service distribution agreement and all related agreements. As consideration, DIRECTV U.S. agreed to pay the NRTC $4.4 million per month through June 2011. As a result of this agreement, DIRECTV U.S. now has the right to sell its services in all territories across the United States. Additionally, DIRECTV U.S. provided the NRTC’s 95 members and affiliates who possessed such distribution rights, excluding Pegasus, the option to retain their subscribers with substantially the same terms and conditions as they had prior to the NRTC transaction, or sell their subscribers to it for $1,050 per subscriber payable at the member’s option in a lump-sum or over five or seven years plus interest. All such NRTC members and affiliates, representing approximately 357,000 subscribers, excluding Pegasus, elected to sell their subscribers to DIRECTV. As part of this agreement, DIRECTV U.S. provided the selling members and affiliates, along with NRTC members who were not currently engaged in DIRECTV service distribution, the rights to execute a DIRECTV retailer agreement and, if desired, a DIRECTV servicer agreement. The DIRECTV servicer agreement contains the terms upon which such parties provide customer service and billing to those DIRECTV customers they activate.

On June 2, 2004, Pegasus and certain affiliated entities filed a voluntary petition for Chapter 11 bankruptcy and also filed various claims against us, DIRECTV U.S. and the NRTC. On July 30, 2004, we entered into certain arrangements with Pegasus and certain other related entities, whereby DIRECTV U.S. agreed to purchase the primary DBS assets of Pegasus, including rights to all DIRECTV subscribers activated through Pegasus. As part of these arrangements, Pegasus, certain affiliated entities, us, DIRECTV U.S., NRTC, the creditors’ committee in Pegasus’ Chapter 11 proceedings and certain other parties entered into a Global Settlement Agreement pursuant to which such parties agreed, effective upon the closing of the asset sale, to release each other for the unsettled claims between the parties. The transactions were approved by the bankruptcy court and were completed on August 27, 2004. In this transaction, DIRECTV U.S. acquired approximately 1.1 million subscribers activated through Pegasus and certain other assets and DIRECTV U.S. paid $768.4 million in cash, which is the $988.5 million total purchase price net of amounts owed by Pegasus for programming and other services, and the $63 million judgment in favor of DIRECTV U.S.

Competition

DIRECTV U.S.’s industry is highly concentrated and it faces substantial competition. Its competition includes companies that offer video, audio, interactive programming, telephony, data and other entertainment services, including cable television, wireless companies, DTH companies and companies that are developing new technologies. Many of DIRECTV U.S.’s competitors have access to substantially greater financial and marketing resources than it has. DIRECTV U.S. believes that the quality and variety of video, audio and interactive programming, quality of picture, access to service, availability of a broadband Internet service, customer service and price are the key elements for gaining and maintaining market share.

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Cable Television.    DIRECTV U.S. encounters substantial competition in the MVPD industry from cable television companies. Most cable television operators have a large, established customer base, and many have significant investments in companies that provide programming content. According to the National Cable & Telecommunications Association, as of the end of 2004, 108 million of the 110 million U.S. television households, or 97%, are passed by cable. Of the 110 million U.S. television households, approximately 74 million, or 67%, are currently subscribers to cable. In addition, most cable providers are completing network upgrades that allow for enhanced service offerings such as digital cable, high-definition local channels, broadband Internet access and telephony services. Cable companies bundle these services with their basic services, offering discounts and providing one bill to the consumer.

•	Other DBS and Direct-To-Home Satellite System Operators. DIRECTV U.S.’s primary DBS competitor is EchoStar Communications Corporation, or EchoStar, which had approximately 10.5 million subscribers at September 30, 2004. DIRECTV U.S. also faces competition from Cablevision Communications, Inc., which launched commercial service of VOOM, focused on high definition programming, through its Rainbow DBS unit in the fourth quarter of 2003. VOOM had 26,000 subscribers as of September 30, 2004. EchoStar announced an agreement to purchase VOOM’s DBS assets and licenses on January 20, 2005.

Other domestic and foreign satellite operators also have proposed to offer DTH satellite service to U.S. customers using U.S.-licensed satellite frequencies or foreign-licensed frequencies that have the ability to cover the United States. SES Americom, for example, is the licensee of U.S. frequencies that can be used to offer direct-to-home service, and has petitioned the FCC for a declaratory ruling to allow it to provide DBS service using frequencies assigned to it by the Government of Gibraltar and the United Kingdom.

•	RBOCs. Recently, several RBOCs have announced plans to spend billions of dollars to upgrade their infrastructure by replacing their older copper wire telephone lines with high-speed fiber optic lines. If deployed successfully, these fiber lines will provide the RBOCs with significantly greater capacity enabling them to offer new and enhanced services such as video programming and Internet access at much greater speeds. In the fourth quarter of 2004, SBC announced plans to upgrade approximately 18 million of its customers by 2007 and Verizon announced a target of three million upgraded homes by the end of 2005. Similar to the cable companies, the RBOCs expect to offer their customers multiple services at a discount on one bill.

•	Terrestrial Ku-Band Multi-channel Video and Data Distribution Services (MVDDS). In January 2004, the FCC commenced an auction for licenses to transmit video and data applications terrestrially in Ku-band frequencies that support DBS operations. Two companies, DTV Norwich, affiliated with Cablevision, and South.com, affiliated with EchoStar, among others, purchased licenses to use this spectrum in selected cities across the United States, which will likely be used to complement EchoStar’s other DBS offerings. Other auction winners may use this spectrum to offer terrestrial video or broadband services in competition with DIRECTV U.S. Tests sponsored by the FCC have shown that the terrestrial use of this spectrum may interfere with the programming signals DIRECTV U.S. delivers to its customers, which DIRECTV U.S. believes could delay or prevent the initiation of the new terrestrial video or broadband services.

•	Other Terrestrial Wireless and Wired Providers. Broadband services providers, wireless cable systems, private cable or satellite master antenna television systems, and video services currently offer or could offer in the future MVPD and program distribution technologies in competition with DIRECTV U.S.

•	VHF/UHF Broadcasters. Most areas of the United States can receive traditional terrestrial VHF/UHF television broadcasts of between three and ten channels. These broadcasters are often low to medium power operators with a limited coverage area and provide local, network and syndicated programming typically free of charge. The FCC has allocated additional digital spectrum to licensed broadcasters. At least during a transition period, each existing television station will be able to retain its present analog frequencies and also transmit programming on a digital channel that may permit multiple programming services per channel.

DIRECTV Latin America

DTVLA is a leading provider of digital DTH television services to countries in Latin America, which includes South America, Central America, Mexico and the Caribbean. DTVLA provides a wide selection of high-quality local and international programming under the DIRECTV brand to approximately 1.65 million subscribers in 28 countries of which approximately 91% are located in Brazil, Mexico, Venezuela, Argentina and Puerto Rico. In each of its markets, DTVLA competes primarily with other providers of pay television, who distribute their programming via cable or satellite. DTVLA competes on the basis of programming, price, quality, customer support, brand recognition and reputation. In most Latin American markets, cable services are the primary competitors in the MVPD market. Competition includes cable services that are not properly authorized, licensed or regulated because of a less mature and transparent regulatory environment.

On March 18, 2003, DLA LLC filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. On February 23, 2004, the Bankruptcy Court confirmed DLA LLC’s Plan of Reorganization, which became effective on February 24, 2004. Also effective February 24, 2004, we made a contribution of certain claims, loans, equity and other interests in local operating companies selling the DIRECTV service in Latin America, and converted certain debt into equity, which increased our equity interest in the restructured DLA LLC from 74.7% to approximately 85.9%. Darlene Investments LLC, one of DLA LLC’s founders, which also contributed its equity and other interests in various local operating companies, holds the remaining approximately 14.1% equity interest in the restructured DLA LLC. The restructuring in bankruptcy and the contributions by us and Darlene provided DLA LLC with direct control of DTVLA’s most significant local operating companies and assets. As the local operating companies were being consolidated prior to the contributions, the net result of these transactions was an increase in minority interests of $47.3 million.

On October 8, 2004, we entered into a series of transactions with each of News Corporation, Liberty, Televisa, and Globo that provide for the Sky Transactions. The Sky Transactions are designed to strengthen the operating and financial performance of DTVLA by consolidating the DTH platforms of DTVLA and Sky Latin America into a single platform in each of the major territories served in the region. Total cash consideration for the equity interests in the Sky Latin America platforms is approximately $580 million, of which $398 million was paid in October 2004. The remainder will be paid at the completion of the transactions.

In Brazil, DIRECTV Brasil and Sky Brasil have agreed to merge, with our DIRECTV Brasil customers migrating to the Sky Brasil platform. In addition, we intend to acquire the interests of News Corporation and Liberty in Sky Brasil upon completion, owning in excess of 70% of the merged platform. The transactions in Brazil are subject to local regulatory approval which has been requested but not yet granted. We intend to consolidate the operations of Sky Brasil only upon receipt of approval from the appropriate regulatory bodies. If we do not obtain required regulatory approvals, we may consider selling or shutting down DIRECTV Brasil with the expectation that following such an alternative transaction, we would be able to obtain regulatory approval to purchase the interests of News Corporation and Liberty in Sky Brasil.

In Mexico, DTVLA’s local affiliate is in the process of closing its operations and has sold its subscriber list to Sky Mexico. In addition, we will acquire the interest of News Corporation and jointly with Televisa, the interest of Liberty in Sky Mexico. We will receive up to a 15% equity interest in Sky Mexico as consideration for our subscribers list, which is expected to occur in late 2005. The precise amount of equity to be received is impacted by the successful migration of our subscribers to Sky Mexico and is subject to final verification. Upon consummation of these transactions, we anticipate having an equity interest of approximately 43% in Sky Mexico, which will not be a controlling interest.

In the rest of the region, we have acquired the interests of News Corporation and Liberty and have agreed to acquire the interests of Globo and Televisa in Sky Multi-Country Partners and certain related businesses, which own DTH platforms in Colombia and Chile. DTVLA intends to migrate the Sky Colombia and Sky Chile subscribers to the DTVLA platform in 2005. However, the transaction in Colombia is subject to local regulatory approval.

Darlene has filed suit alleging fraud, self-dealing and violation of fiduciary duties against us and certain of our subsidiaries (including DLA LLC), News Corporation and others seeking, among other things, injunctive relief to preclude the consummation of the Sky Transactions. See “Business—Legal Proceedings” for more information on this proceeding.

Hughes Network Systems

After two separate divestitures completed in 2004, HNS is now primarily focused on providing broadband satellite networks and services via its core enterprise VSAT business. HNS’ other businesses include consumer DIRECWAY® (a satellite broadband service), mobile satellite and carrier networks, as well as the portion of the SPACEWAY satellite platform that is under development and that will not be used in DIRECTV U.S.’s DTH business.

In June 2004, we completed the sale of HNS’ set-top receiver manufacturing operations to Thomson for $250.0 million in cash. In connection with the sale, DIRECTV U.S. entered into a long-term purchase agreement with Thomson for the supply of set-top receivers. Also in June 2004, we received $226.5 million in cash for the sale of HNS’ approximately 55% ownership interest in HSS to Flextronics.

On December 6, 2004, we announced an agreement to sell a 50% interest in a new entity that will contain substantially all of the remaining assets of HNS. We will receive $251.0 million in cash, which is subject to closing adjustments, and 300,000 shares of SkyTerra common stock for the sale to SkyTerra. We reported a pre-tax charge of approximately $217 million in the fourth quarter of 2004 related to this transaction, including severance costs. The transaction is expected to close in the first half of 2005 and is subject to certain regulatory approvals, receipt of financing and other customary closing conditions.

HNS faces global competition in the enterprise VSAT market, principally from Gilat Satellite Networks Ltd. and ViaSat Inc., as well as from competitors employing terrestrial technologies such as frame relay and optical fiber. HNS’ consumer DIRECWAY business faces competition from satellite providers and from other terrestrial providers like cable companies, using cable modems, and RBOCs, using DSL technology.

Government Regulation

We are subject to U.S. government regulation, primarily by the FCC and, to a certain extent, by Congress, other federal agencies, state and local authorities and the International Telecommunications Union, a specialized agency of the United Nations within which governments and the private sector coordinate global telecommunications networks and services. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in the suspension or revocation of our licenses or registrations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

This section sets forth a summary of regulatory issues pertaining to our operations and is not intended to describe all present and proposed government regulation and legislation affecting the MVPD industry or our business.

FCC Regulation Under the Communications Act.    The Communications Act gives the FCC broad authority to regulate the operations of our company.

The ownership and operation of our DBS/DTH system is regulated by the FCC primarily for:

•	the licensing of DBS and DTH satellites, earth stations and ancillary authorizations;

•	the assignment of frequencies and orbital slots, the relocation of satellites to different orbital locations or the replacement of an existing satellite with a new satellite;

•	compliance with the terms and conditions of assignments and authorizations, including required timetables for construction and operation of satellites;

•	avoidance of interference by and to DBS/DTH operations with operations of other entities that make use of the radio spectrum; and

•	compliance with the Communications Act and FCC rules governing U.S.-licensed DBS and DTH systems.

The FCC grants authorizations to satellite operators that meet its legal, technical and financial qualification requirements. The FCC conditions such authorizations on satisfaction of ongoing due diligence, construction, reporting and related obligations.

All of our satellites and earth stations are licensed by the FCC. While the FCC generally issues DTH space station licenses for a fifteen-year term, DBS space station and earth station licenses are generally issued for a ten-year term, which is less than the useful life of a healthy direct broadcast satellite. Upon expiration of the initial license term, the FCC has the option to renew a satellite operator’s license or authorize an operator to operate for a period of time on special temporary authority, or decline to renew the license. If the FCC declines to renew the operator’s license, the operator is required to cease operations and the frequencies it was previously authorized to use would revert to the FCC.

Currently we have several applications pending before the FCC, including applications to offset our Ka-band DTH satellites slightly from their nominal 99 WL and 103 WL orbital locations, to launch and operate DIRECTV 10 and DIRECTV 11, our two next-generation Ka-band DTH satellites, and to extend or waive certain milestones with respect to our Ka-band authorizations. In general, the FCC’s approval of these applications is required for us to continue to expand our offering of local-into-local service (as described below) in high-definition format into additional local television markets. We may not obtain these approvals in a timely fashion or at all.

As a DBS/DTH licensee and operator, we are subject to a variety of Communications Act requirements, FCC regulations and copyright laws that could materially affect our business. They include the following:

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Local-into-Local Service and Limitation on Retransmission of Distant Broadcast Television Signals.    The Satellite Home Viewer Improvement Act, or SHVIA, allows satellite carriers to retransmit the signals of local broadcast television stations in the stations’ local markets without obtaining authorization from the holders of copyrights in the individual programs carried by those stations. Another portion of SHVIA, as recently amended by the Satellite Home Viewer Extension and Reauthorization Act of 2004, or SHVERA, also permits satellite retransmission of distant network stations (those that originate outside of a satellite subscriber’s local television market) only to “unserved households.” A subscriber qualifies as an “unserved household” if he or she cannot receive, over the air, a signal of sufficient intensity from a local station affiliated with the same network, or falls into one of a few other very limited exceptions. SHVERA imposes a number of new notice and reporting requirements, and also permits satellite retransmission of distant stations in neighboring markets where they are determined by the FCC to be “significantly viewed.” In implementing SHVIA, the FCC has required satellite carriers to delete certain programming, including sports programming, from the signals of certain distant stations. In addition, the FCC’s interpretation, implementation and enforcement of other provisions of SHVIA and SHVERA, as well as judicial decisions interpreting and enforcing these laws, could hamper our ability to retransmit distant network and superstation signals, reduce the number of our existing or future customers that can qualify for receipt of these signals, impose costs on us in connection with the process of complying with the rules, or subject us to fines, monetary damages or injunctions. In addition, the FCC’s sport blackout requirements, which apply to all distant network signals, may require costly upgrades to our system.

•	Must Carry Requirement. SHVIA also imposes a must carry obligation on satellite carriers. This must carry obligation requires satellite carriers that choose to take advantage of the new statutory copyright license in a local market to carry upon request the signals of all television broadcast stations within that local market, subject to certain limited exceptions. The FCC has implemented SHVIA’s must carry requirement and adopted further detailed must carry rules covering our carriage of both commercial and non-commercial broadcast television stations. These rules generally require us to carry all of the local broadcast stations requesting carriage in a timely and appropriate manner in markets in which we choose to retransmit the signals of local broadcast stations. We have limited capacity, and the projected number of markets in which we can deliver local broadcast programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC’s interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. For example, the FCC is currently assessing whether cable operators, and possibly DBS operators, must engage in “dual carriage” of local broadcast signals as these broadcasters upgrade their signals to digital transmission. In addition, the FCC is assessing the degree to which satellite carriers are capable of carrying HDTV signals, or multicast digital standard-definition channels, of local broadcasters, and the extent to which the Communications Act requires mandatory carriage of such signals. Compliance with must carry rules may also mean that we may not be able to use capacity that could otherwise be used for new or additional national programming services.

•	Public Interest Requirement. Under a requirement of the Communications Act, the FCC has imposed certain public interest obligations on DBS operators, including a requirement that such providers set aside four percent of channel capacity exclusively for noncommercial programming of an educational or informational nature, for which we must charge programmers below-market rates and for which we may not impose additional charges on subscribers. FCC rules also require us to comply with a number of political broadcasting requirements to which broadcasters are subject under the Communications Act. We believe that we are in compliance with all of these requirements, but some of them require our interpretations, which we believe are reasonable and consistent with industry practice. However, if we are challenged, the FCC may not agree with our interpretations. In addition, the FCC could, in the future, attempt to impose additional public interest or content requirements on us, for example, by seeking to impose its rules on indecent programming and children’s programming on programming that we distribute to subscribers.

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Geographic Service Rules.    The FCC requires DBS licensees to comply with certain geographic service obligations intended to foster the provision of DBS service to subscribers residing in the states of Alaska and Hawaii. We believe that we are in compliance with these rules, but the State of Hawaii has filed a petition for administrative sanctions against us taking a contrary view, and urging the FCC to take enforcement action against us. A satellite television dealer named MicroCom has also requested the FCC to examine our quality of service to

Alaska and Hawaii. We cannot be sure that the FCC will agree with our view that we are in compliance with the agency’s geographic services rules, or that the FCC will not require us to make potentially cumbersome and costly changes to our offerings.

•	Spectrum Allocation and License Assignment Rules. We depend upon the FCC’s allocation of sufficient DBS frequencies and assignment of DBS licenses in order to operate our business. DBS frequencies and available DBS orbital locations capable of supporting our business have become increasingly scarce. While we have obtained additional DTH service capacity and continue to explore new sources of DBS/DTH capacity, there can be no assurance that we will obtain further capacity. In addition, unlike other satellite services, the FCC has moved to a system of competitive bidding to assign licenses for additional DBS frequencies. For example, the FCC has announced an auction of the two remaining DBS frequencies at an eastern DBS orbital location, but has determined that any licensee currently operating satellites at an orbital location capable of providing DBS service to all 50 states will be ineligible to participate in that auction or obtain control over those frequencies for a period of four years. There can be no assurance that we will be deemed eligible to participate in future auctions, or that if we participate we will prevail and obtain additional DBS capacity.

•	Rules Governing Co-Existence With Other Satellite and Terrestrial Services and Service Providers in the MVPD Industry. The FCC has adopted rules to allow non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency band as the one used by direct broadcast satellite and Ku-band-based fixed satellite services. In the same proceeding, the FCC concluded that MVDDS can share spectrum with DBS operators on a non-interference basis, and adopted rules and a method for assigning licenses in that service, as well. While the FCC has established service and technical rules to govern the non-geostationary orbit and MVDDS services to protect DBS operations from harmful interference, these rules may not be sufficient to prevent such interference, and the introduction of such services into spectrum used by us for DBS service may have a material adverse impact on our operations. A number of aspects of these rules remain subject to judicial review.

On April 25, 2002, SES Americom, Inc. requested a declaratory ruling that it is in the public interest for SES Americom to deliver satellite capacity to third parties to allow such parties to provide direct-to-home programming services to consumers in the United States and certain British overseas territories in the Caribbean. SES Americom proposes to employ a satellite purportedly licensed by the Government of Gibraltar to operate in the same DBS uplink and downlink frequency bands as us, from an orbital position that is located in between two orbital locations where we have already positioned our satellites. We have opposed FCC consideration of SES Americom’s petition, and believe that SES Americom’s satellite, if located and operated as currently proposed by SES, would cause interference to our current and planned operations and impose a significant constraint on the further growth of U.S. DBS service. Other foreign operators have followed SES in filing for satellites at the International Telecommunications Union that have U.S. coverage, which could interfere with us or require us to undertake an international coordination process that could result in constraints on our operations or service growth. On December 28, 2004, one such operator, Spectrum Five LLC, requested a declaratory ruling similar to the one sought by SES Americom. In addition, EchoStar has filed U.S. applications before the FCC to introduce additional satellites between our operating and planned satellites which, if granted, similarly could constrain our operations or service growth. The FCC currently is considering whether to hold a rulemaking proceeding to address these developments, and we cannot predict whether the FCC will do so or the effect of such a proceeding on our business.

The FCC also recently adopted rules that require satellite operators to take certain measures to mitigate the dangers of orbital debris. Among other things, these rules impose certain requirements for satellite design and end-of-life disposal maneuvers for all satellites launched after March 18, 2002, which includes DIRECTV 7S. We believe that we are in compliance with all of these requirements and will continue to be able to comply with them going forward, but the requirements for end-of-life disposal could result in a slight diminution in the operational life of each new satellite.

•	FCC Conditions Imposed In Connection With the News Corporation Transactions. The FCC approved the News Corporation transactions in December 2003. In doing so, the FCC imposed a number of regulatory conditions on us and News Corporation, some of which directly or indirectly affect our business. In particular, the FCC has imposed on us program carriage conditions, intended to prevent discrimination against all forms of unaffiliated programming; certain program access conditions, intended to ensure non-discriminatory access to much of the programming carried on the DIRECTV service; a requirement that we provide, by the end of 2004, local broadcast channels to subscribers in an additional 30 local markets beyond what had been previously funded, projected or planned by us, for a total of up to 130 local markets; and conditions intended to mitigate national security, law enforcement, foreign policy and trade policy concerns. We achieved compliance with the requirement to offer local service in at least 130 markets by December 2004, using our DIRECTV 5 satellite at a DBS orbital slot allocated to Canada under the International Telecommunications Union’s rules. We cannot predict what effect our compliance with or the FCC’s enforcement of the remaining conditions will have on our business.

•	International Telecommunications Union Rules. We are required by international rules to coordinate the use of the frequencies on our satellites with other satellite operators who may interfere with us or who may suffer interference from our operations. We are further required to begin operations at our assigned orbital locations within certain timeframes in order to enjoy protection from interference caused by systems licensed by other countries. With respect to our FCC licenses to operate Ka-band satellites at the 99 WL, 101 WL, and 103 WL orbital locations, we must begin regular operations at each location by June 25, 2005 in order to preserve our international priority over other systems. We have nearly completed construction of the satellites intended for those three locations, and have arranged for three launches scheduled during the spring of 2005. However, there can be no assurance that we will be able to satisfy the International Telecommunications Union’s requirements for bringing all of our assigned locations into use in a timely manner.

•	Other Legal and Regulatory Requirements. DBS/DTH providers are subject to other federal regulatory requirements, such as Federal Trade Commission and FCC telemarketing rules and subscriber privacy rules similar to those governing other MVPDs. In addition, although Congress has granted the FCC exclusive jurisdiction over the provision of DTH satellite services, aspects of DBS/DTH service remain regulated at the state and local level. For example, the FCC has promulgated rules prohibiting restrictions by local government agencies, such as zoning commissions and private organizations, such as homeowners associations, on the placement of DBS dish receiving antennas. Local governments and homeowners associations, however, may continue to regulate the placement of such antennas if necessary to accomplish a clearly defined public safety objective or to preserve a recognized historic district, and may also apply to the FCC for a waiver of FCC rules if there are other local concerns of a special or unusual nature. In addition, a number of state and local governments have attempted to impose consumer protection, customer service and other types of regulation on DBS operators. Also, while Congress has prohibited local taxation of the provision of DBS service, taxation at the state level is permissible, and many states have imposed such taxes. Incident to conducting a consumer directed business, we occasionally receive inquiries or complaints from authorities such as state attorneys general and state consumer protection offices. These matters are generally resolved in the ordinary course of business.

Intellectual Property

Our portfolio of trademarks is an important asset of our business. We hold over 65 U.S. and Canadian trademark registrations used in the business, including registration of our primary DIRECTV trademark and the Cyclone Design logo. We license these trademarks royalty-free to third parties for use in support of our business. We maintain an active program to protect our trademarks against unauthorized or improper use by third parties.

Employees

As of December 31, 2004, we had approximately 11,800 employees. We believe that our employee relations are good. None of our employees are represented by any labor union.

Legal Proceedings

Independent Retailer Litigation.    In April 2001, Robert Garcia, doing business as Direct Satellite TV, an independent retailer of DIRECTV system equipment, instituted arbitration proceedings against DIRECTV U.S. in Los Angeles, California regarding commissions and certain chargeback disputes. On October 4, 2001, Mr. Garcia filed a class action complaint against DIRECTV U.S. in Los Angeles County Superior Court asserting the same claims and a Consumer Legal Remedies Act claim. Mr. Garcia alleges $300 million in class-wide damages and seeks certification of a class of plaintiffs to proceed in arbitration with court oversight. In February 2004, the trial court compelled the matter to arbitration and relinquished all jurisdiction in connection with the case. The matter is now pending before the American Arbitration Association.

On May 18, 2001, plaintiffs Cable Connection, Inc., TV Options, Inc., Swartzel Electronics, Inc. and Orbital Satellite, Inc. filed a class action complaint against DIRECTV U.S. in Oklahoma State Court, alleging claims similar to those in the above-described Garcia matter on behalf of all DIRECTV U.S. dealers. The plaintiffs seek unspecified damages and injunctive relief. After several procedural hearings and orders, the matter is now pending before the American Arbitration Association.

Intellectual Property Litigation.    On June 23, 2004, Acacia Media Technologies Corporation filed suit in the U.S. District Court for the Northern District of California against The DIRECTV Group, Inc., Comcast Corporation, Cox Communications, Inc., Hospitality Network, Inc., Charter Communications, Inc., EchoStar Communications Corporation, Boulder Ridge Cable TV d/b/a Starstream Communications, Seren Innovations, Inc., and Central Valley Cable TV, LLC, alleging infringement of various patents and seeking unspecified damages and injunctive relief. The defendants, including The DIRECTV Group, have answered by asserting that the patents are not infringed, not valid, and not enforceable on numerous grounds and intend to vigorously defend against these claims. Activity is now stayed pending outcome of requests by Acacia to combine the action with others as a multi-district litigation.

On December 5, 2000, Personalized Media Communications, LLC and Pegasus Development Corporation filed suit in the U.S. District Court for the District of Delaware against DIRECTV, Inc., The DIRECTV Group, Thomson Consumer Electronics and Philips Electronics North American Corp., alleging patent infringement and seeking unspecified damages and injunctive relief. On May 14, 2003, the court stayed the case pending outcome of reexaminations of the patents by the Patent Office.

On June 27, 2000, SuperGuide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, LLC, DIRECTV, Inc. and DIRECTV Operations, LLC, which we refer to together in this paragraph as the “DIRECTV defendants,” The DIRECTV Group, Thomson Inc., EchoStar Communications Corporation, EchoStar Satellite

Corporation and EchoStar Technologies Corporation, alleging patent infringement and seeking unspecified damages and injunctive relief. Gemstar Development Corp. was added as a third party defendant because it asserts to have exclusive control of the patents by reason of a license agreement with SuperGuide. On July 3, 2002, the court granted summary judgment of non-infringement to the DIRECTV defendants, The DIRECTV Group and DIRECTV system manufacturers under all asserted claims of the patents in the case. Judgment for all defendants dismissing all claims of infringement and awarding costs to defendants was entered on July 25, 2002. On February 12, 2004 the Court of Appeals for the Federal Circuit affirmed the decision in part and reversed in part and remanded the action for further proceedings.

CAS 413 Administrative Proceedings.    As part of the combination of our defense businesses with Raytheon Company in 1997 and the sale of our satellite systems manufacturing businesses to The Boeing Company in 2000, transfers were made from our retirement plans to the retirement plans of the buyer in each case of actuarial accrued liabilities and pension assets, including an appropriate portion of any pension surplus, attributable to the businesses. The Defense Contract Management Agency, or DCMA, of the U.S. Department of Defense objected to our calculation of the appropriate pension surplus transferred in these sales under Cost Accounting Standard 413, or CAS 413, which addresses the treatment of pension assets in such cases. The DCMA issued a Finding of Noncompliance with CAS 413 on September 30, 2003 in the Raytheon transaction and on October 6, 2003 in the Boeing transaction. We responded timely to both findings. On December 12, 2003, the DCMA issued a Final Decision and Demand for Payment related to the Raytheon transaction of approximately $69 million, including interest. We also anticipate an adverse decision by the DCMA on the Boeing transaction.

On September 3, 2004, we filed a complaint in the U.S. Court of Federal Claims, The DIRECTV Group, Inc. v. United States, Case No. 04-1414C, seeking a determination that we have no liability for any segment claims adjustment in connection with the Raytheon and Boeing transactions. The government filed its Answer and Counterclaim on December 17, 2004, seeking an unspecified segment claims adjustment amount plus interest for the Raytheon transaction. We filed a Reply to Counterclaim on January 6, 2005.

We contend that we have complied with CAS 413 and no further amount is due to the U.S. government. Our position is supported by the recent Teledyne decisions of the U.S. Court of Federal Claims and Court of Appeals for the Federal Circuit interpreting CAS 413. The U.S. Supreme Court on December 1, 2003, denied a writ of certiorari challenging the circuit court’s Teledyne decision.

Darlene Litigation.    On October 18, 2004, Darlene filed suit in the circuit court for Miami-Dade County, Florida, against us and certain of our subsidiaries (including DLA LLC), News Corporation and others. We and certain of the other defendants have removed this matter to the U.S. District Court for the Southern District of Florida. The suit alleges fraud and violation of fiduciary, contractual and other duties owed Darlene and to DTVLA by one or more of the defendants. Darlene owns approximately 14.1% of DLA LLC and we own the remaining interest.

Among other things, Darlene alleges that one or more of the defendants engaged in self-dealing for several years, and the Sky Transactions were negotiated in a manner and yielded a result that was unfair to DLA LLC and its members. Darlene further alleges that we entered into an oral put agreement which would have required DLA LLC to acquire Darlene’s interest in DLA LLC based on a specific pricing formula and that Darlene was fraudulently induced to release its rights under that put and other rights. Darlene seeks injunctive relief to preclude the consummation the Sky Transactions, $1 billion in damages and other relief. As part of the Sky Transactions, we have agreed to indemnify News Corporation against certain claims, including claims by Darlene against News Corporation. We believe Darlene’s claims are without merit and intend to vigorously defend against these claims.

MANAGEMENT

The names of the directors and executive officers of our company and their respective ages and positions as of February 7, 2005, are as follows:

Name	Age	Position
K. Rupert Murdoch	73	Chairman of the Board of Directors
Chase Carey	51	President, Chief Executive Officer and Director
Bruce B. Churchill	47	Executive Vice President and Chief Financial Officer
Romulo Pontual	45	Executive Vice President and Chief Technology Officer
Larry D. Hunter	54	Executive Vice President, General Counsel and Secretary
Patrick T. Doyle	49	Senior Vice President, Controller, Treasurer and Chief Accounting Officer
Mitchell Stern	50	President and Chief Executive Officer of DIRECTV Holdings LLC
Neil R. Austrian	64	Director
Ralph F. Boyd, Jr.	47	Director
Peter Chernin	53	Director
James M. Cornelius	61	Director
David F. DeVoe	58	Director
Charles R. Lee	64	Director
Peter A. Lund	64	Director
Haim Saban	60	Director

Our board of directors is divided into three classes, Class I, Class II and Class III, with two classes having three directors and one class having four directors, serving staggered terms. The term of the Class I directors expires on the date of the 2007 annual meeting of the stockholders, the term of the Class II directors expires on the date of the 2005 annual meeting of the stockholders and the term of the Class III directors expires on the date of the 2006 annual meeting of the stockholders.

K. Rupert Murdoch.    Mr. Murdoch is a Class I Director and has served as Chairman of our board of directors since December 22, 2003 and has been Chairman of the board of directors of News Corporation since 1991 and Executive Director and Chief Executive since 1979. He has been a director of News Limited, News Corporation’s principal subsidiary in Australia, since 1953, a director of News International Limited, News Corporation’s principal subsidiary in the United Kingdom, since 1969, and a director of News America Incorporated since 1973. Mr. Murdoch has been a director of Fox Entertainment since 1985, Chairman since 1992 and Chief Executive Officer since 1995. Mr. Murdoch has served as director of British Sky Broadcasting plc, or BSkyB, since 1990 and Chairman since 1999. Mr. Murdoch has served as a director of Gemstar-TV Guide International, Inc. since 2001. Mr. Murdoch has served as director of China Netcom (Hong Kong) Limited since 2001.

Chase Carey.    Mr. Carey is a Class III director and has served as a director of our company and as our President and Chief Executive Officer since December 22, 2003. Mr. Carey has served as an advisor and Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr. Carey served as Co-Chief Operating Officer of News Corporation from 1996 until 2002. Mr. Carey served as a director, President and Chief Executive Officer of Sky Global Networks, Inc. from 2001 until 2002. Mr. Carey served as a director of Fox Entertainment from 1992 until 2002 and served as Co-Chief Operating Officer from 1998 until 2002. Mr. Carey was Chairman and Chief Executive Officer of Fox Television from 1994 until 2000. Mr. Carey was a director of News America Incorporated until 2002, President and Chief Operating Officer from 1998 until 2002 and Executive Vice President from 1996 to 1998. Mr. Carey served as a director of NDS Group, Inc. from 1996 until 2002 and a director of Gemstar-TV Guide International, Inc. from 2000 until 2002. Mr. Carey has been a director of BSkyB since February 2003. Mr. Carey is a director and a member of the audit committee of Gateway, Inc., director and member of the compensation committee of Yell Finance B.V. and also serves on the board of trustees of Colgate University.

Bruce B. Churchill.    Mr. Churchill presently serves as the Executive Vice President and Chief Financial Officer of our company and as President and Chief Executive Officer of DIRECTV Latin America, LLC. Prior to joining us, Mr. Churchill served as President and Chief Operating Officer of STAR Group Ltd. (“STAR”), a position he held beginning in May 2000. Previously, he served as the Deputy Chief Executive Officer of STAR since 1996. Prior to joining STAR, Mr. Churchill served as Senior Vice President, Finance at Fox Television.

Romulo Pontual.    Mr. Pontual currently serves as Executive Vice President and Chief Technology Officer of our company. Prior to joining us, Mr. Pontual served as Executive Vice President, Television Platforms at News Corporation since 1996.

Larry D. Hunter.    Mr. Hunter currently serves as Executive Vice President, General Counsel and Secretary of our company. He served as Senior Vice President from June 2001 to January 2004 and as General Counsel since December 2002. He was named Associate General Counsel in June 2001 and was named Corporate Vice President in August 1998. Mr. Hunter served as Chairman and Chief Executive Officer of DIRECTV Japan from 1998 until 2001.

Patrick T. Doyle.    Mr. Doyle currently serves as Senior Vice President, Treasurer, Controller and Chief Accounting Officer of our company. He was appointed Corporate Vice President and Controller in July 2000 and Treasurer in June 2001. Previously, Mr. Doyle served as Vice President, Taxes from October 1996 to July 2000 and was given the additional responsibility of Corporate Development in June 1997. Mr. Doyle is a certified public accountant and a member of the Tax Executive Institute.

Mitchell Stern.    Mr. Stern currently serves as the President and Chief Executive Officer of DIRECTV Holdings LLC. Prior to joining DIRECTV, Mr. Stern was Chairman and Chief Executive Officer of Fox Television Stations, Inc., and Twentieth Television from 1998 to December 2003 and President and Chief Operating Officer of the Fox Television Stations from 1993 to 1998.

Neil R. Austrian.    Mr. Austrian is a Class I Director and has served as a director and as Chairman of the Nominating Committee since December 22, 2003. He is also a director of and member of the compensation committee, chairman of the finance committee and, since October 2004, interim chairman and chief executive officer of Office Depot, Inc. Mr. Austrian is also a private investor and served as President and Chief Operating Officer of the National Football League from 1991 until 1999. Prior to that, Mr. Austrian was a Managing Director of Dillon, Read & Co., Inc. from 1987 until 1991.

Ralph F. Boyd, Jr.    Mr. Boyd is a Class II Director has served as a director of our company and as a member of our Audit Committee and the Nominating and Corporate Governance Committee since December 22, 2003. On April 1, 2004, Mr. Boyd became the Executive Vice President and General Counsel of the Federal Home Loan Mortgage Corporation. Prior to that, from 2003 through March 31, 2004, Mr. Boyd was a senior litigation partner in the law firm of Alston & Bird, LLP. Mr. Boyd was Assistant Attorney General of the United States for Civil Rights in the U.S. Department of Justice from July 2001 until July 2003 and a trial partner with the Boston law firm of Goodwin Procter LLP from 1997 until 2001. Mr. Boyd also served as an Assistant U.S. Attorney in the Criminal Division of the Boston U.S. Attorney’s Office from 1991 until 1997. Mr. Boyd currently serves as the United States Representative to the United Nations Human Rights Commission’s Committee on the Elimination of Racial Discrimination.

Peter Chernin.    Mr. Chernin is a Class III Director and has served as a director of our company since December 22, 2003. In addition, he has been an Executive Director, President and Chief Operating Officer of News Corporation since 1996. Mr. Chernin has been a director and the President and Chief Operating Officer of Fox Entertainment since 1998. Mr. Chernin has been a director and the Chairman and Chief Executive Officer of News America since 1996. Mr. Chernin served as Chairman and Chief Executive Officer of Fox Filmed Entertainment from 1994 to 1996 and in various executive capacities at Fox subsidiaries since 1989. Mr. Chernin has served as a director of Gemstar TV-Guide since 2002 and was a director of TV Guide, Inc. from 1999 to 2000. Mr. Chernin was a director of E*TRADE Group, Inc. from 1999 to 2003.

James M. Cornelius.    Mr. Cornelius is a Class II Director and has served as a director of our company since 2000 and has served as Chairman of our Audit Committee since 2003. He served as a member of the Compensation Committee from 2000 to 2003. Mr. Cornelius currently serves as the non-executive Chairman of the Guidant Corporation board of directors, where he has served as a director since 1994. Previously, he served as Executive Chairman of Guidant Corporation from 1995 until his retirement as an employee in 2000. Mr. Cornelius is also a director and chairman of the audit committee of Chubb Corporation, a director and chairman of the compensation committee and a member of the audit committee of Given Imaging Ltd. and a director and member of the audit committee of Bristol-Meyers Squibb.

David F. DeVoe.    Mr. DeVoe is a Class II Director and has served as a director of our company since December 22, 2003. In addition, he has been an Executive Director, Chief Financial Officer and Finance Director of News Corporation since 1990 and Senior Executive Vice President since 1996. Mr. DeVoe has been a director of News America since 1991 and Senior Executive Vice President since 1998. Mr. DeVoe has been a director of Fox Entertainment since 1991 and Senior Executive Vice President and Chief Financial Officer since 1998. Mr. DeVoe has been a director of NDS since 1996, a director of BSkyB since 1994 and a director of Gemstar-TV Guide since 2001.

Charles R. Lee.    Mr. Lee is a Class I Director and has served as a director and a member of the Compensation Committee and Nominating Committee since December 22, 2003. From 2000 through 2002, Mr. Lee served as Chairman and Co-Chief Executive Officer of Verizon Communications, Inc. Previously, Mr. Lee served as Chairman of the board of directors and Chief Executive Officer of GTE Corporation. Mr. Lee is also a director of The Procter & Gamble Company, United Technologies Corporation, United States Steel Corporation and Marathon Oil Corporation. He also serves as chairman of the audit committee for United States Steel Corporation and is a member of the audit committees of The Proctor & Gamble Company and Marathon Oil Corporation.

Peter A. Lund.    Mr. Lund is a Class III Director and has served as a director of our company since 2000 and serves as Chairman of the Compensation Committee and a member of the Audit Committee. Mr. Lund is a private investor and media consultant and currently serves as Chairman of the board of directors of Eos International, Inc. He is also a director and member of the audit committee of Crown Media Holdings, Inc. and a director and member of the audit committee of Emmis Communications Corporation.

Haim Saban.    Mr. Saban is a Class III Director and has served as a director of our company since December 2004 and serves as a member of the Compensation Committee. Mr. Saban has served as chairman and chief executive officer of Saban Capital Group, Inc. since 2001. Mr. Saban also currently serves as chairman of the Supervisory Board of the German broadcaster ProSiebenSat.1 Media AG and is a member of the board of directors of the French broadcaster Television Francaise 1. Mr. Saban previously served as chairman and chief executive officer of Fox Family Worldwide from 1997 to 2001.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to ownership of our common stock as of February 7, 2005 by:

•	each beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our current executive officers;

•	each of the selling stockholders; and

•	all of our directors and executive officers as a group.

To our knowledge, unless otherwise indicated by footnote, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned. We are unaware of any person, other than those listed below, who beneficially owns more than 5% of the outstanding shares of our common stock. All computations are based on 1,385,839,809 shares of common stock outstanding on February 7, 2005 and following the offering. Unless otherwise indicated, a mailing address for each of the stockholders is in care of The DIRECTV Group, Inc., 2250 East Imperial Highway, El Segundo, California 90245.

			Percent of Voting Power of Common Stock
Name	Number of Shares Beneficially Owned	Number of Shares to be Sold	Prior to the Offering	Following the Offering
Fox Entertainment Group, Inc.(1)	470,420,752	—	34%	34%

United States Trust Company of New York, including shares held as trustee for each of the selling stockholders(2)	272,911,344	55,000,000	19.7%	15.7%

Southeastern Asset Management, Inc.(3)	73,623,087	—	5.3%	5.3%

K. Rupert Murdoch(1)	470,420,752	—	34%	34%
Chase Carey(4)	1,847,989	—	*	*
Bruce B. Churchill(5)	892	—	*	*
Romulo Pontual(6)	553	—	—	—
Larry D. Hunter(7)	737,380	—	*	*
Patrick T. Doyle(8)	607,784	—	*	*
Mitchell Stern(9)	660	—	—	—
Neil R. Austrian	500	—	*	*
Ralph F. Boyd, Jr.	500	—	*	*
Peter Chernin	—	—	—	—
James M. Cornelius(10)	129,131	—	*	*
David F. DeVoe	—	—	—	—
Charles R. Lee	40,500	—	*	*
Peter A. Lund(11)	5,500	—	*	*
Haim Saban(12)	3,950	—	*	*

All directors and executive officers as a group(13) (15 persons)	473,796,091	—	34%	34%

*	Less than 1%.
(1)

Fox Entertainment is the record and beneficial owner of these shares. News Corporation is the beneficial owner of the Fox owned shares by virtue of its holding approximately 82% of the equity and 97% of the voting power of Fox Entertainment. By reason of the ordinary shares of News Corporation owned by (i) Mr. Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities and (iii) corporations, including a subsidiary of Cruden, which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch’s positions as Chairman and Chief Executive of News Corporation and Chairman and Chief Executive Officer of Fox Entertainment, Mr. Murdoch may be deemed to control the operations of News Corporation and Fox Entertainment. The address of Fox Entertainment is 1211 Avenue of the Americas, New York, New York 10036.

(2)	Information based solely on Amendment No. 1 to Schedule 13G filed with the Commission on February 17, 2004, which reflects ownership as of December 22, 2003. Includes 272,237,585 shares beneficially owned as trustee of the selling stockholders, consisting of 141,428,537 shares as trustee of the General Motors Special Hourly Employees Pension Trust, 80,016,611 shares as trustee of the General Motors Special Salaried Employees Pension Trust and 50,792,437 shares as trustee of the Sub-Trust of the General Motors Welfare Benefit Trust. The number of shares to be sold and the percentage ownership following the offering assume that the underwriters do not exercise the option to purchase additional shares. After the offering and assuming the option is not exercised, United States Trust Company of New York will beneficially own 217,911,344 shares, including 122,011,392 shares as trustee of the Hourly Trust, 63,850,902 shares as trustee of the Salaried Trust and 31,375,291 shares as trustee of the Sub-Trust. If the option is exercised in full, United States Trust Company of New York will beneficially own 15.3% of the voting power of the common stock following the offering, including 120,069,678 shares as trustee of the Hourly Trust, 62,234,331 shares as trustee of the Salaried Trust and 29,433,576 shares as trustee of the Sub-Trust. The address of the United States Trust Company of New York is 114 West 47th Street, New York, New York 10036.
(3)	Information based solely on Schedule 13G filed with the Commission on February 7, 2005, which reflects ownership as of December 31, 2004. The address of Southeastern Asset Management, Inc. is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.
(4)	Includes 1,847,235 shares issuable upon the exercise of options exercisable within 60 days and 754 shares of common stock beneficially owned by Mr. Carey in our 401(k) plan.
(5)	Includes shares of common stock beneficially owned by Mr. Churchill in our 401(k) plan.
(6)	Includes shares of common stock beneficially owned by Mr. Pontual in our 401(k) plan.
(7)	Includes 697,302 shares of common stock issuable upon the exercise of options exercisable within 60 days and 7,692 shares of common stock beneficially owned by Mr. Hunter in our 401(k) plan.
(8)	Includes 594,865 shares of common stock issuable upon the exercise of options exercisable within 60 days and 4,246 shares of common stock beneficially owned by Mr. Doyle in our 401(k) plan.
(9)	Includes shares of common stock beneficially owned by Mr. Stern in our 401(k) plan.
(10)	Includes 12,775 shares of common stock issuable upon the exercise of options exercisable within 60 days.
(11)	Includes 5,000 shares of common stock issuable upon the exercise of options exercisable within 60 days.
(12)	Includes 1,522 shares of common stock held indirectly in the name of a wholly owned entity controlled by Mr. Saban and 2,428 shares of common stock held indirectly in the name of a partnership partially owned by Mr. Saban.
(13)	Includes an aggregate of 3,120,649 shares issuable upon the exercise of options.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and does not purport to be complete. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation, which we sometimes refer to as the “certificate of incorporation,” and our amended and restated by-laws, which we sometimes refer to as the “by-laws,” which are more detailed than the information provided below.

Authorized Capital Stock

Under the certificate of incorporation, our authorized capital stock consists of:

•	Common stock, par value $0.01 per share;

•	Class B common stock, par value $0.01 per share;

•	Excess stock, par value $0.01 per share; and

•	Preferred stock, par value $0.01 per share.

Common Stock

Each share of our common stock entitles the holder to one vote on all matters submitted to stockholders for their approval. Subject to the preferential rights of any outstanding series of preferred stock, the holders of our common stock are entitled to such dividends as may be declared from time to time by our board of directors from legally available funds and are entitled, after payment of all prior claims, to receive pro rata all of our assets upon a liquidation. Holders of our common stock have no redemption, conversion or preemptive rights.

Class B Common Stock

Immediately after the completion of the merger that implemented the News stock acquisition, each share of Class B common stock outstanding was automatically converted into one share of our common stock. Upon the completion of the merger and the conversion of the Class B common stock into our common stock, there were no shares of Class B common stock outstanding.

Excess Stock

Each share of excess stock shall entitle the holder to no voting rights other than those class voting rights required to be afforded to holders of a class of capital stock under Delaware law. Subject to the preferential rights of any outstanding series of preferred stock, the holders of excess stock are entitled to the same dividends and distributions (as to both timing and amount) as may be declared from time to time by our board of directors with respect to each share of capital stock that was converted into excess stock and are entitled, after payment of all prior claims, to receive pro rata with each other holder of shares of the same class and series of capital stock which was converted into excess stock that portion of our assets that is available for distribution to the holders of the class of capital stock which was converted into excess stock. Holders of our excess stock have no redemption, conversion or preemptive rights.

Preferred Stock

Our board of directors is empowered to issue from time to time shares of preferred stock in one or more series by resolution or resolutions. In connection with the creation of any series of preferred stock, our board of directors can determine and fix the number of shares of such series, the voting powers, full or limited, or no voting powers, and the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including dividend rights, special voting rights, conversion rights, redemption privileges, and liquidation preferences, as shall be stated and expressed in the certificate filed pursuant to Delaware General Corporation Law, or preferred stock designation, all to the fullest extent permitted by the Delaware General Corporation Law. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of our company without any further action by our stockholders. There were no shares of our preferred stock outstanding at December 31, 2004.

Classified Board; Removal of Directors

Our board of directors is divided into three classes, with each class consisting, as nearly as possible of one-third, of the total number of directors, serving staggered terms. Our Class I directors have a term ending at the annual meeting, in 2007, our Class II directors have a term ending at the annual meeting in 2005 and our Class III directors have a term ending at the annual meeting in 2006. We have one vacancy on our board of directors.

Except as otherwise provided for by the provisions of the certificate of incorporation relating to the rights of holders of any series of preferred stock and except for the automatic removal of a director upon ceasing to meet any required qualifications for a director in the by-laws, a director may be removed only for cause. Additionally, no director may be removed without the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of capital stock entitled to vote for the election of directors, voting as a single class.

Restrictions on Ownership; Conversion into Excess Stock

Ownership Limitations

The certificate of incorporation contains restrictions that affected the transfer of our capital stock during the first year after completion of the split-off from GM and may affect certain transfers of our capital stock thereafter if such transfers related to a transfer that was contemplated during the first year after completion of the split-off from GM. These provisions were designed to protect our company and our stockholders from, among other things:

•	liability for potential adverse tax effects that could result in the event that the distribution of our common stock in the split-off is taxable to GM; and

•	the potential adverse impact of third-party attempts to gain control of our company at a time when News Corporation and its affiliates, in order to preserve the tax-free status of the split-off, might have been prohibited or substantially delayed in their ability to acquire additional capital stock and, as a result, not be in a position to defend against a third party attempting to gain control.

The excess stock provision of the certificate of incorporation provide that, subject to certain exceptions, during the first year after the completion of our split-off from GM, no person could acquire, actually or constructively by virtue of certain of the attribution provisions of the Code, any shares of our capital stock which would cause such person to own, actually or constructively, 10% or more of any class of our capital stock. This restriction did not apply to News Corporation’s acquisition of 34% of DTV in the split-off transactions but did prevent News Corporation (and other persons treated as related to News Corporation under the certificate of incorporation) from acquiring additional shares of our capital stock for one year after completion of the split-off.

Waivers

These ownership restrictions cannot be waived by our board of directors except in the event of an inadvertent violation of the provisions. Any waiver must be conditioned upon the intended holder promptly disposing of a sufficient number of shares that cures the violation.

Restrictions on Issuances or Purchases of Our Equity Securities

In order to preserve the tax-free status of our split-off from GM, we agreed to certain covenants designed to prevent us from taking any action that might jeopardize the tax-free status of the split-off. As a result, our ability to issue or purchase any equity capital prior to December 23, 2005 is restricted. Representatives of GM have advised us of their belief that the foregoing covenants restrict our ability to repurchase shares prior to December 23, 2005 other than in open market purchases which are consistent with certain representations previously made to the Internal Revenue Service in connection with its ruling on the tax-free status of the split-off. As a result, GM has advised us that, under present circumstances, it will not consent to negotiated purchases of stock by us, but would not object to open market purchases consistent with our representations and otherwise in compliance with our agreements with GM. We have not determined whether we will engage in any such open market purchases of our shares.

Standstill

As of January 20, 2005, 34% of our outstanding shares of common stock is held by a subsidiary of News Corporation. The certificate of incorporation prohibits the News group, which includes News Corporation, its subsidiaries, Cruden Investments Pty. Limited, Mr. Murdoch, certain persons that are related to Mr. Murdoch and certain trusts for the benefit of Mr. Murdoch, from collectively owning 50% or more of our outstanding voting securities. This prohibition does not apply if:

•	any member of the News group commences a tender or exchange offer for all of our outstanding voting securities or enters into an agreement to acquire all of such voting securities pursuant to a merger or other business combination transaction with us;

•	the News group acquires shares in a transaction that is approved by an affirmative vote of a majority of the independent directors of our board of directors; or

•	a person that is not affiliated with any member of the News group acquires, or has announced its intention to acquire, 25% or more of our outstanding voting securities or has announced its intention to effect a merger or other business combination transaction with us as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the corporation surviving the merger or business combination, which merger or other business combination has been approved by our board of directors.

This standstill provision will cease to apply if:

•	a majority of the independent directors of our board of directors so determines;

•	the News group acquires 50% or more of our outstanding voting securities in a tender or exchange offer, merger, business combination transaction or other transaction under the circumstances described in the first two bullets above;

•	the News group acquires 80% or more of our outstanding voting securities; or

•

any of Mr. Murdoch, Mr. Carey, Mr. Chernin or Mr. DeVoe (or any of their successors specified by a majority of these four directors or their successors) is not nominated by the nominating/corporate governance committee for election to our board of directors at any annual or special meeting of stockholders where such director’s class of directors is up for election, or ceases to be a director between stockholder meetings and the nominating/corporate governance committee of our board of directors fails to appoint as a director to fill the vacancy a person that was specified by a majority of these four directors (or their successors), unless, at such time:

•	the News group owns, in the aggregate, less than 17% of our outstanding voting securities; or

•	the wholly owned subsidiary of News Corporation that acquired our common stock in the split-off from GM has disposed of, in the aggregate, 25% or more of the securities acquired.

The foregoing provisions of the certificate of incorporation and by-laws, including the excess stock provision, could have the following effects, among others:

•	delaying, deferring or preventing a change in control of us;

•	delaying, deferring or preventing the removal of existing management;

•	deterring potential acquirors from making an offer to our stockholders; and

•	limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection with offers from potential acquirors.

This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

Stock Exchange Listing

Our common stock is listed on the NYSE under the ticker symbol “DTV.”

Book Entry; Uncertificated Shares

Our common stock is issued in book-entry form through the direct registration system. Under this system, unless a common stockholder requests a physical stock certificate, ownership of our common stock is reflected in account statements periodically distributed to our common stockholders by our transfer agent, who will hold the book-entry shares on behalf of our common stockholders. However, any holder of our common stock who wishes to receive a physical stock certificate evidencing his or her shares of DTV common stock may at any time obtain a stock certificate at no charge by contacting our transfer agent.

Transfer Agent and Registrar

EquiServe Trust Company, N.A. serves as the transfer agent and registrar for our common stock. The transfer agent may be contacted as follows:

EquiServe Trust Company, N.A.

P.O. Box 43010

Providence, Rhode Island 02940

Telephone: (877) 498-8904

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock applicable to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock that holds our common stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any subdivision thereof;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common stock by a prospective investor in light of his, her or its personal circumstances. This summary considers only Non-U.S. Holders that are the beneficial owners of our common stock that will own our common stock as a capital asset.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, applicable Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s particular circumstances (including potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to certain holders that are subject to special treatment (such as holders who are broker-dealers, insurance companies, tax-exempt organizations, banks, financial institutions, or “financial services entities”); holders of our common stock held as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” with other investments; holders whose functional currency is not the U.S. dollar; holders who received our common stock as compensation; holders who have elected mark-to-market accounting; and certain expatriates or former long-term residents of the United States. Additionally, the discussion does not consider the tax treatment of holders who are partnerships or pass-through entities for U.S. federal income tax purposes, or persons who hold our common stock through a partnership or other pass-through entity. In addition, this discussion does not consider any aspect of state, local or non-U.S. tax laws.

Each prospective Non-U.S. Holder is advised to consult such person’s own tax advisor with respect to the federal, state, local or non-U.S. tax consequences of purchasing, holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business; or

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

Dividends

Dividends, if any, paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide us or our agent with a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form as the Internal Revenue Service designates, as applicable prior to the payment of the dividends. These IRS forms must be periodically updated. In certain circumstances, a Non-U.S. Holder who is claiming the benefits of a tax treaty may be required either (a) to obtain and to provide a U.S. taxpayer identification number or (b) to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable Treasury regulations for payments through qualified intermediaries.

Sale or Exchange of Our Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is U.S. trade or business income;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds our common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the Non-U.S. Holder’s holding period for our common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period amount to 5% or less of our common stock, provided that the common stock is regularly traded on an established securities market. Our common stock currently is traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC. Non-U.S. Holders are urged to consult their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each Non-U.S. Holder any dividend that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Treasury regulations provide that the backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to dividends paid on our common stock provided that the Non-U.S. Holder provides a properly executed IRS Form W-8BEN certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	23,375,000
Morgan Stanley & Co. Incorporated	23,375,000
Citigroup Global Markets Inc	2,750,000
Credit Suisse First Boston LLC	2,750,000
J.P. Morgan Securities Inc.	2,750,000

Total	55,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 5,500,000 shares from the selling stockholder(s) to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 5,500,000 additional shares.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per share	$0.4358	$0.4358
Total	$23,969,000.00	$26,365,900.00

Shares sold by the underwriters to the public will be offered initially at the price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.26 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

The company, the selling stockholders and other parties have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days (180 days for the selling stockholders) after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any of our existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

WHERE YOU CAN FIND MORE INFORMATION

Each of The DIRECTV Group, Inc. and DIRECTV Holdings LLC file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document they file with the SEC at the SEC’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at regional offices in New York, New York and Chicago, Illinois. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The filings with the SEC are also available on the SEC’s home page on the Internet at http://www.sec.gov. The common stock of The DIRECTV Group, Inc. is listed on the NYSE, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

We make available free of charge through our website, which you can find at www.directv.com, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished by each of The DIRECTV Group and DIRECTV Holdings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

The DIRECTV Group has filed with the SEC a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referencing those filed documents. We incorporate by reference in this prospectus the following documents which have been filed by The DIRECTV Group with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003(1);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our Current Reports on Form 8-K filed with the SEC on February 18, 2004, March 2, 2004, March 16, 2004, April 5, 2004, April 20, 2004, May 14, 2004, June 2, 2004, June 3, 2004, July 28, 2004, August 3, 2004, August 12, 2004, August 24, 2004, August 30, 2004, September 10, 2004, September 30, 2004, October 15, 2004, October 22, 2004, December 7, 2004, December 8, 2004, December 9, 2004, January 27, 2005 and February 9, 2005; and

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2004.

(1)	The consolidated financial statements and notes thereto and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K have been revised by the consolidated financial statements and notes thereto included in our Current Report on Form 8-K filed with the SEC on September 10, 2004 and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Current Report on Form 8-K filed with the SEC on June 3, 2004.

In addition, any of our future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed will be deemed incorporated by reference into this prospectus; provided that the prospectus will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K (other than our Current Report on Form 8-K furnished on January 27, 2005).

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain copies of the documents incorporated by reference in the prospectus without charge through our website (www.directv.com) as soon as reasonably practicable after we electronically file the material with the SEC, or by requesting them in writing or by telephone at the following address:

The DIRECTV Group, Inc.

2250 East Imperial Highway

El Segundo, California 90245

Attention: Investor Relations Department

(310) 964-0808

LEGAL MATTERS

The validity of the shares of common stock being offered in this prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain matters will be passed on for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from DIRECTV’s Current Report on Form 8-K filed on September 10, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51”), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

55,000,000 Shares

The DIRECTV

Group, Inc.

Common Stock

Goldman, Sachs & Co.

Morgan Stanley

Citigroup

Credit Suisse First Boston

JPMorgan